Exhibit 99.1

SCOTT WILSON RPA	www.scottwilson.com

TECHNICAL REPORT ON THE
JACOBINA MINE COMPLEX, BAHIA
STATE, BRAZIL

PREPARED FOR YAMANA GOLD
INC.

Report for NI 43-101

Authors:

Normand L. Lecuyer, P. Eng.

Chester M. Moore, P. Eng.

March 30, 2009

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Property Geology	7-4
Structural Geology	7-11
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
Processing Plant	16-1
Metallurgical Testing	16-2
Plant Production	16-2
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-25
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS	19-1

Yamana Gold Inc. – Jacobina Mine Complex

Technical Report NI43-101 – March XX, 2009

i

Mining Operations	19-1
Markets	19-18
Contracts	19-18
Environmental Considerations	19-19
Tailings Storage Facility	19-22
Life of Mine Plan	19-23
Capital Cost Estimate	19-27
Operating Cost Estimate	19-29
Taxes	19-32
Manpower Requirements	19-32
Economic Analysis	19-32
20 INTERPRETATION AND CONCLUSIONS	20-1
Exploration Potential	20-1
Geology and Mineral Resources	20-1
Mineral Reserves and Life of Mine Plan	20-2
Mineral Processing	20-2
Capital and Operating Costs	20-3
Economic Analysis	20-3
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFICATIONS	24-1
25 APPENDIX 1	25-1

LIST OF TABLES

PAGE

Table 1-1	Pre-Tax Cash Flow Summary	1-7
Table 1-2	Sensitivity Analysis	1-9
Table 1-3	2009 Exploration Program	1-1
Table 1-4	Mineral Resources (December 31, 2008)	1-6
Table 1-5	Mineral Reserves (December 31, 2008)	1-7
Table 1-6	Capital Cost Summary	1-11
Table 1-7	Operating Cost Summary	1-11
Table 6-1	Historical Production to December 2008	6-4
Table 6-2	Exploration at Pindobaçu	6-5
Table 9-1	Characteristics of Gold Mineralization at Jacobina	9-2
Table 10-1	2008 Exploration Drilling	10-1

Table 11-1	2008 Canavieiras Exploration Intersections	11-2
Table 16-1	2008 Plant Production	16-3
Table 17-1	Measured Mineral Resource Estimate (December 31, 2008)	17-2
Table 17-2	Indicated Mineral Resource Estimate (December 31, 2008)	17-3
Table 17-3	Inferred Mineral Resource Estimate (December 31, 2008)	17-3
Table 17-4	Top Cut Values	17-8
Table 17-5	Variography Summary	17-9
Table 17-6	Summary of Assay Records	17-10
Table 17-7	Summary of Assay Composites	17-11
Table 17-8	Mineral Resource Search Distances	17-12
Table 17-9	Mineral Resource Classification Parameters	17-17
Table 17-10	Mineral Resources (December 31, 2008)	17-21
Table 17-11	Comparison of Mineral Resource Estimates	17-25
Table 17-12	Mineral Resources Used to Estimate Mineral Reserves (December 31, 2008)	17-26
Table 17-13	Modifying Factors Used to Estimate Mineral Reserves (December 31, 2008)	17-26
Table 17-14	Mineral Resources (in Addition to Mineral Reserves)	17-28
Table 17-15	Proven Mineral Reserve Estimate (December 31, 2008)	17-29
Table 17-16	Probable Mineral Reserve Estimate (December 31, 2008)	17-29
Table 17-17	Mineral Reserves (December 31, 2008)	17-30
Table 19-1	Mining Studies	19-9
Table 19-2	Mine Equipment	19-13
Table 19-3	Safety Statistics – November 2008	19-17
Table 19-4	Environmental Permits	19-20
Table 19-5	Life of Mine Plan	19-24
Table 19-6	Development Schedule	19-26
Table 19-7	Capital Cost Summary	19-27
Table 19-8	Operating Cost Summary	19-29
Table 19-9	Mining Operating Cost Estimate	19-30
Table 19-10	Process Operating Cost Estimate	19-31
Table 19-11	Total Manpower (2008)	19-32
Table 19-12	Pre-Tax Cash Flow Summary	19-34
Table 19-13	Sensitivity Analysis	19-36
Table 21-1	2009 Exploration Program	21-3

LIST OF FIGURES

PAGE

Figure 1-1	Sensitivity Analysis	1-9
Figure 1-2	Regional Exploration Targets	1-2
Figure 4-1	Location Map	4-3
Figure 4-2	Mining and Exploration Concessions	4-4

Figure 7-1	Regional Geology	7-3
Figure 7-2	Property Geology	7-5
Figure 7-3	Geology of the Mine Area	7-7
Figure 7-4	Stratigraphic Column of the Serra do Córrego Formation	7-8
Figure 7-5	Stratigraphic Columns in the Mine Area	7-9
Figure 9-1	Jacobina Mine Complex Area Geology Showing Distribution of Gold-Bearing Reefs	9-3
Figure 9-2	Cross section Through João Belo Mine	9-4
Figure 16-1	Process Plant Flow Sheet	16-4
Figure 17-1	Cumulative Probability Plots by Deposit	17-6
Figure 17-2	Grade Distribution of the Basal Deposit	17-4
Figure 17-3	Grade Distribution of the João Belo Deposit	17-5
Figure 17-4	Grade Distribution of the Serra do Córrego Deposit	17-6
Figure 17-5	Resource Classification of the Basal Deposit	17-8
Figure 17-6	Resource Classification of the João Belo Deposit	17-9
Figure 17-7	Resource Classification of the Serra do Córrego Deposit	17-20
Figure 17-8	Drift Analyses	17-23
Figure 19-1	Longitudinal Section	19-2
Figure 19-2	Stope Drill Section 470	19-4
Figure 19-3	Stope Drill Section 470	19-5
Figure 19-4	Stope Drill Section 435	19-6
Figure 19-5	João Belo Mine Longitudinal Section	19-7
Figure 19-6	Typical Ground Support Standard - Cables	19-11
Figure 19-7	João Belo Mine Ventilation Circuit	19-15
Figure 19-8	João Belo Mine Pumping System	19-16
Figure 19-9	Tailings Area	19-21
Figure 19-10	Sensitivity Analysis	19-36
Figure 21-1	Regional Exploration Targets	21-2

LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 25-1	Mining Concessions	25-1
Table 25-2	Exploration Concessions	25-2
Figure 25-1	Variograms by Deposit	25-6
Figure 25-2	Assay Control Charts	25-9

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Darcy Marud, Senior Vice-President, Exploration of Yamana Gold Inc. (Yamana) to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina) of Jacobina Mineração e Comércio S. A. (JMC), located in Bahia state in Brazil.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the property.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

Yamana acquired Jacobina when it completed the purchase of Desert Sun Mining (DSM) in April 2006.  Yamana owns 100% interest in JMC.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•                  100% ownership of the São Francisco open pit, heap leach gold mine located in central Brazil near the Bolivian border.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the San Andres open pit gold mine located in the interior highlands of western Honduras approximately 150 km from San Pedro Sula.

•                  100% ownership of the Fazenda Nova open pit heap leach gold mine located in the centre of the State of Goiás in central Brazil.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

1-1

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

•                  100% ownership in the Gualcamayo open pit heap leach gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina

•                  Other projects in Mexico, Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources at five main deposits (João Belo, Canavieiras, Morro do Vento, Morro do Vento Extension, and Serra do Córrego) with production from several mineralized reefs at João Belo, Canavieiras, and Morro de Vento mines.  Yamana is completing an expansion plan to increase production from the mines from approximately 4,600 tpd in 2006 to 6,500 tpd.  Jacobina produced approximately 126,000 tonnes of ore per month and a total of 73,240 ounces of gold in 2008.

•                  An expanded conventional flotation mill, with Carbon-in-Pulp (CIP) Carbon-in-Leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity under construction.

Prior Scott Wilson RPA involvement with Jacobina occurred in 2006 and consisted of a valuation of the exploration properties in the area of the Jacobina Mine Complex during the acquisition of DSM by Yamana.  The objective was for Yamana to estimate a value of the properties as a component of goodwill attributed to Yamana with its acquisition of DSM.

CONCLUSIONS

EXPLORATION POTENTIAL

Based on the projected continuity of existing reefs, Yamana reports that there is good geological potential for an additional gold mineralization in the area.  Yamana plans to carry out exploration at João Belo and in the north-central part of the Bahia Gold Belt.

1-2

GEOLOGY AND MINERAL RESOURCES

The Jacobina Mine Complex is located approximately 340 km to the north-northwest of Salvador, the state capital of Bahia, in northeastern Brazil.  The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometer.  Gold occurs as fine grains 20 microns to 50 microns in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.

Using a 0.5 g/t Au cut-off grade, the 2008 Mineral Resources estimated by JMC and Yamana include 35.5 million tonnes of Measured and Indicated Mineral Resources at an average grade of approximately 2.66 g/t Au.  The resources are also estimated to contain some 25.2 million tonnes of Inferred Mineral Resources at an average grade of approximately 2.2 g/t Au.  These Measured and Indicated Resources include the resources used to estimate the Mineral Reserves.  The Inferred Resources are in addition to the reported Mineral Reserves.  Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, these resource estimates, in Scott Wilson RPA’s opinion, are prepared in accordance with CIM definitions and are NI 43-101 compliant.

As part of our due diligence on the Mineral Resources, Scott Wilson RPA carried out an independent check on three reef deposits using a 0.5 g/t Au cut-off grade and verified wireframes.  It is Scott Wilson RPA’s opinion that the Yamana estimates and Scott Wilson RPA check estimates show acceptable agreement.

MINERAL RESERVES AND LIFE-OF-MINE PLAN

The 2008 Jacobina Mineral Reserves reported by Yamana total 19.5 million tonnes of Proven and Probable Mineral Reserves at an average grade of 2.23 g/t Au.

1-3

Scott Wilson RPA notes that the reserves are in accordance with the CIM definitions and are considered NI 43-101 compliant.  The Mineral Reserves have been estimated using a cut-off grade of 0.8 g/t Au.

The reported Mineral Reserve estimate is reasonable for the remaining Life of Mine (LOM) Plan.

From 2009 to 2019, Yamana plans on mining approximately 1.8 million tonnes per year at grades ranging from 1.74 g/t Au to 3.99 g/t Au.  In 2017, production drops to approximately 0.80 million tonnes per year due to a lack of working areas.  Current delays in the development of expanded mine infrastructure will delay the timing of peak production and will extend the mine life.

In Scott Wilson RPA’s opinion, the Mine Call Factor (97%) is within an acceptable range, and supports the assumptions used for Mineral Reserve evaluation and mine planning purposes.

MINERAL PROCESSING

Based on the upgraded and expanded plant, overall metallurgical recoveries are forecast to increase to 94.8% for gold.  These forecast recoveries are higher than historical results in recent years.

Forecast gold production gradually increases from approximately 147,000 ounces in 2009 to approximately 172,000 ounces in 2011.  Scott Wilson RPA believes that the increases in gold production will occur later than scheduled due to delays in planned mine development.

CAPITAL AND OPERATING COSTS

Yamana provided Scott Wilson RPA with sustaining capital cost for the LOM, and operating cost estimates for 2009 to 2011.

1-4

Major capital items include sustaining development, equipment replacement, plant expansion, tailings dam construction, and closure.  Scott Wilson RPA reviewed the total capital cost estimate, which amounts to a total of $187.6 million, and finds it to be appropriate.

Budget operating costs were reviewed, and used as the basis for projecting costs for the LOM.  Based on the comparison of budget estimates with actual costs from 2008, the operating cost estimates were found to be appropriate.  The average operating cost over the LOM, including mining, processing and general and administrative (G&A) costs, is estimated to be $24.42 per tonne milled.

ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 1-1.  A summary of the key criteria is provided below.

ECONOMIC CRITERIA

Physicals

•	Mine life:		11 years

•	Operations:		350 days per year

•	Production rate:
		•	Minimum:	2,000 tpd
		•	Average:	5,100 tpd
		•	Maximum:	7,900 tpd

•	Total mill feed:		19.5 million tonnes grading 2.23 g/t Au

•	Metallurgical recovery:		94.8%

•	Gold Production:
		•	Minimum:	56,000 oz
		•	Average:	120,000 oz
		•	Maximum:	163,000 oz

Revenue

•	Gold price:	US$725 per troy ounce

•	Exchange rate:	R$2.35 = US$1.00

1-5

•	Gross revenue:
		•	Minimum:	$40million
		•	Average:	$87million
		•	Maximum:	$118million

Costs

•	Unit operating costs (per tonne milled):
	•	Mining:	$12.01
	•	Process:	$9.01
	•	G&A and Other:	$3.40
	•	Total:	$24.42

•	Capital costs:
		•	Exploration:	$4.6	million
		•	Expansion:	$24.5	million
		•	Tailings:	$5.0	million
		•	Sustaining:	$138.3	million
		•	Closure:	$15.1	million
		•	Total:	$187.6	million

•	Unit cash cost per ounce:
		•	Cash Cost:	$360
		•	Capital:	$143
		•	Production Cost:	$502

1-6

TABLE 1-1 PRE-TAX CASH FLOW SUMMARY
Yamana Gold Inc. - Jacobina Mine Complex

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
YEAR		1	2	3	4	5	6	7	8	9	10	11	12	TOTAL

PHYSICALS

Ore Production

Joao Belo	‘000 t	1,272	1,184	1,413	1,302	1,134	1,126	1,014	686	—	—	—	—	9,130
	g/t Au	2.00	1.69	1.68	1.40	1.72	1.55	2.19	3.15	—	—	—	—	1.84

Morro Do Vento	‘000 t	344	263	461	431	293	—	—	—	—	—	—	—	1,792
	g/t Au	1.71	1.79	2.28	1.90	2.18	—	—	—	—	—	—	—	1.99

Basal	‘000 t	135	459	450	517	487	247	—	—	—	—	—	—	2,295
	g/t Au	1.91	1.81	2.53	2.05	2.55	2.36	—	—	—	—	—	—	2.23

Serra Do Corrego	‘000 t	—	10	40	127	90	155	27	34	—	—	—	—	483
	g/t Au	—	0.78	1.23	1.62	3.26	1.89	3.90	5.55	—	—	—	—	2.37

Canavieiras	‘000 t	348	101	395	256	487	584	524	692	672	827	908	—	5,795
	g/t Au	3.41	1.95	1.88	2.23	2.21	2.66	2.54	2.66	2.67	3.99	3.45	—	2.89

Total	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23
	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
	tpd	5,998	5,762	7,884	7,524	7,118	6,034	4,470	4,033	1,921	2,362	2,593	—

Waste Production
Joao Belo	‘000 t	167	114	79	37	—	—	—	—	—	—	—	—	397
Morro Do Vento	‘000 t	125	102	62	—	—	—	—	—	—	—	—	—	289
Basal	‘000 t	218	194	129	65	7	6	—	—	—	—	—	—	619
Serra Do Corrego	‘000 t	—	58	69	27	—	—	—	—	—	—	—	—	154
Canavieiras	‘000 t	85	105	101	115	151	99	58	28	—	—	—	—	741
Allowance	‘000 t	—	—	—	—	—	—	—	212	212	106	—	—	529
Total	‘000 t	595	573	440	244	158	105	58	239	212	106	—	—	2,729
	tpd	1,700	1,636	1,256	698	451	301	165	683	605	302	—	—

METALLURGY

Mill Feed	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23

Contained Gold	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
Metallurgical Recovery	%	94.5%	93.7%	94.5%	93.8%	94.9%	95.1%	95.5%	96.1%	96.4%	95.4%	94.3%	0.0%	94.8%
Recovered Gold	‘000 ozs	139	106	163	135	159	127	112	129	56	101	95	—	1,323

REVENUE

Gold Price (3-year Trailing Avg.)	US$/oz	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725
Gross Revenue	US$ ‘000	$101,013	$76,649	$118,125	$97,955	$114,949	$92,406	$81,296	$93,789	$40,366	$73,394	$68,932	$—	$958,873

OPERATING COSTS

Mining	US$ ‘000	25,633	27,208	31,879	32,335	31,878	25,950	18,037	17,917	7,393	7,866	8,089	—	234,186
Process	US$ ‘000	18,550	17,963	23,086	22,239	21,272	18,639	14,661	13,503	7,461	8,802	9,484	—	175,659
G&A and Other	US$ ‘000	6,558	6,341	8,530	8,122	7,679	6,592	5,283	4,978	3,957	4,098	4,189	—	66,326
Total Cost	US$ ‘000	50,741	51,512	63,496	62,696	60,828	51,180	37,981	36,398	18,811	20,766	21,762	—	476,172

Unit Operating Costs
Mining	US$/t milled	12.21	13.49	11.55	12.28	12.80	12.29	11.53	12.69	10.99	9.51	8.91	—	12.01
Process	US$/t milled	8.84	8.91	8.37	8.44	8.54	8.83	9.37	9.57	11.10	10.65	10.45	—	9.01
G&A and Other	US$/t milled	3.12	3.14	3.09	3.08	3.08	3.12	3.38	3.53	5.89	4.96	4.61	—	3.40
Total Unit Cost	US$/ t milled	24.17	25.54	23.01	23.81	24.42	24.23	24.28	25.79	27.98	25.12	23.98	—	24.42

OPERATING MARGIN	US$ ‘000	50,272	25,137	54,629	35,259	54,121	41,226	43,315	57,391	21,555	52,628	47,169	—	482,702

CAPITAL COSTS

Exploration Development	US$ ‘000	2,924	812	852	—	—	—	—	—	—	—	—	—	4,587
Expansion	US$ ‘000	17,386	3,638	3,487	—	—	—	—	—	—	—	—	—	24,511
Sustaining	US$ ‘000	27,178	22,727	22,601	13,172	10,264	11,224	10,752	15,570	8,160	4,675	2,834	9,317	158,476
Total Cost	US$ ‘000	47,489	27,177	26,940	13,172	10,264	11,224	10,752	15,570	8,160	4,675	2,834	9,317	187,574

PRE-TAX CASH FLOW
Annual	US$ ‘000	2,783	(2,039)	27,690	22,087	43,857	30,002	32,563	41,821	13,395	47,953	44,335	(9,317)	295,128
Cumulative	US$ ‘000	2,783	744	28,434	50,520	94,377	124,379	156,942	198,763	212,158	260,111	304,446	295,128

PRE-TAX NET PRESENT VALUE (NPV) 2.5%	US$ million	247.9
5.0%	US$ million	209.9
10.0%	US$ million	153.9

PRE-TAX CASH COST
Total Cash Cost	US$/oz	364	487	390	464	384	402	339	281	338	205	229	—	360
Capital	US$/oz													142
Total Production Cost	US$/oz													502

1-7

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals US$295 million over the mine life, and operating cash flows average $44 million per year.

The average annual gold production during operation is 127,000 ounces per year. The Total Cash Cost is $360 per ounce of gold.  The mine life capital unit cost is $142 per ounce, for a Total Production Cost of $502 per ounce of gold.

Pre-tax Net Present Value (NPV) of the Project at various discount rates is as follows:

•	Pre-tax NPV @ 2.5%	$ 248 million

•	Pre-tax NPV @ 5.0%	$ 210 million

•	Pre-tax NPV @ 10.0%	$ 154 million

As Jacobina is currently a producing operation, Scott Wilson RPA recommends the use of a 5.0% discount rate for Base Case evaluation.

Positive results from the cash flow analysis support and confirm the material classified as Mineral Reserves.

SENSITIVITY ANALYSIS

Project risks have been evaluated for economic and non-economic factors.  Key economic risks were examined by performing cash flow sensitivities to:

•	Head grade

•	Metallurgical recovery

•	Gold price

•	Operating costs

•	Capital costs

The results are shown in Figure 1-1 and Table 1-2.  Metallurgical recoveries were varied over an absolute range of +3.0%, and the remaining sensitivity factors were

1-8

varied over a range of +20%.  The Project is most sensitive to grade and gold price, followed by operating costs, capital costs and metallurgical recovery.

FIGURE 1-1   SENSITIVITY ANALYSIS

TABLE 1-2  SENSITIVITY ANALYSIS

Yamana Gold Inc. - Jacobina Mine Complex

Factors	Units	0.8	0.9	Base	1.1	1.2
Grade	g/t Au	1.78	2.00	2.23	2.45	2.67
Price	US$/oz	580	653	725	798	870
Recovery	%	91.8	93.3	94.8	96.3	97.8
Operating Cost	$/t milled	19.54	21.98	24.42	26.87	29.31
Capital Cost	$ million	150	169	188	206	225

Pre-tax NPV @ 5.0%
Grade	$ million	62	136	210	284	358
Price	$ million	62	136	210	284	358
Recovery	$ million	186	198	210	222	233
Operating Cost	$ million	285	248	210	172	135
Capital Cost	$ million	241	225	210	195	179

1-9

RECOMMENDATIONS

Scott Wilson RPA concurs with capital expenditures of $187.6 million estimated by Yamana for the period 2008-2020.  This estimate consists of

•	Mine and plant expansion capital costs.

•	Capitalized mine development.

•	Sustaining and reclamation capital.

•	Infill drilling to upgrade Inferred Mineral Resources into Indicated and Measured categories and for eventual conversion to Mineral Reserves.

•	Surface and underground exploration capital.

Based on continuing success in extending known resources, Yamana has continued exploration at the mining operations and in the region (Figure 1-2).  The proposed exploration program for 2009 includes 17,200 m of diamond drilling ($2.9 million), an airborne survey over 50,000 ha ($1.2 million), and geological mapping ($1.1 million) for a total proposed cost of $5.2 million (Table 1-3).  Diamond drilling will include an infill program at João Belo and testing of the lower contact of the Serra do Córrego Formation with the basement as well as several targets in the north-central part of the Bahia Gold Belt.  An airborne VTEM survey on 500 m spaced lines in the north-central part of the belt is designed to identify sulphide-rich zones in mafic and ultramafic dykes that could host gold deposits.  Other budgeted work includes geological mapping and compilation of JMC’s extensive geological, geophysical, and geochemical database.  Scott Wilson RPA concurs with this exploration work.

1-1

FIGURE 1-2   REGIONAL EXPLORATION TARGETS

AREA OF VTEM SURVEY
Fumaça
Pindobaçu
Sambara
Rapa/Bore
Edinho
Lajedo
Torre/Biquinha/Cercadinho
Chiquinha
N
290000
300000
310000
320000
330000
340000
350000
360000
370000
380000
390000
400000
8835000
8825000
8815000
8805000
8795000
8785000
8775000
0 5 10 15 20
Kilometres

Figure 1-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Regional Exploration Targets

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA
www.scottwilson.com

1-2

TABLE 1-3   2009 EXPLORATION PROGRAM

Yamana Gold Inc. – Jacobina Mine Complex

Activity	Target Area	Drilling (m)
Drilling – Near Mine	Infill (João Belo)	8,000
	Lower Contact (João Belo, Maricota, Serra Branca/Pingadeira)	3,100
	Sub-Total	11,100

Drilling – Regional	Ceradinho	1,000
	Chiquinha	800
	Edinho	1,000
	Fumaça	450
	Lajedo	450
	Pindobaçu	1,000
	Rapa/Bore	475
	Sambura	450
	Torre/Biquinha	475
	Sub-Total	6,100

Airborne Geophysics	Area Norte including regional drill targets

Geological – Mapping and Compilation	Area Norte including regional drill targets

Other Scott Wilson RPA recommendations include:

•	Prepare and certify a series of standards using material collected at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

•	Add standard and blank samples to the underground channel samples prior to analysis.

•	Complete more detailed investigations on the bulk densities of the various reefs and rock types.

•	Smooth the classification scheme into consistent classification volumes.

1-1

•	Validate future estimates using the total tonnes, grade, and gold content from an alternate interpolation method (Nearest Neighbour) as well as the current validation methodologies.

•	Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

•

Drive a second drift on the footwall side of the ore, where the widths permit, to improve drilling precision and to permit drilling parallel to the contact to improve recovery and reduce dilution as well as underbreak.

•	Complete backfilling wherever practical, which would serve to help ground support efforts and reduce hauling cost. This practice would also potentially permit higher pillar recovery.

•

Scott Wilson RPA is of the opinion that the recovery factor for the rib pillars, presently equivalent to the stope recovery, is optimistic. Scott Wilson RPA would recommend reducing the rib pillar recovery to approximately 50% to 60% until a higher recovery number can be proved in practice.

•

Prepare a detailed mining plan for pillar recovery to ensure this can be carried out in a safe manner. The use of various materials for backfill should also be evaluated in this planning. Scott Wilson RPA is of the opinion that problems with pillar recovery could negatively affect the total metal recovered and favourable economics presented in this report.

•	Keep the contractor and mine employee safety statistics separate to help to identify problem areas.

1-2

•	As Jacobina is currently a producing operation, use a 5.0% discount rate for Base Case economic evaluation.

•

Scott Wilson RPA feels that development advance rates in some years may be slightly aggressive, and may lead to shortfalls in production targets. For future scheduling of sustaining development, Scott Wilson RPA suggests the use of 15 m/d as a maximum rate of advance, or 5,250 metres per year.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LOCATION, AND TENURE

The Jacobina Mine Complex is located in the state of Bahia in northeastern Brazil (11º 15’ S and 40º 31’ W), approximately 340 km northwest of the city of Salvador.  The Jacobina Project forms a contiguous elongated rectangle extending 155 km in a north south direction, and varying from 2.5 km to 4 km in width.  This property is comprised of 5,996 ha of mining concessions and 128,209 ha of granted exploration concessions all owned by Yamana through its wholly owned subsidiary JMC.

ACCESS AND SITE INFRASTRUCTURE

Access to the mine property is via paved secondary highway to the town of Jacobina, located approximately 330 km to the north-northwest of Salvador the state capital.  A well-maintained paved road from the town of Jacobina provides access to the Jacobina mines and processing plant.  The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,463 as reported in 2007.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force.  Electrical services are supplied to the mine by COELBA – Companhia de Electricidade do Estado da Bahia.  Telephone and high speed internet service are available via the town of Jacobina.

1-3

HISTORY

The Serra do Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896.  Total reported production is 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation.  Mine development at Itapicurú (Morro do Vento area) commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 242,550 tonnes with a recovered grade of 4.88 g/t Au, yielding 38,055 ounces of gold.

Exploration from 1984 to 1987 at the João Belo Norte Hill outlined sufficient reserves to warrant an open pit operation, development of which commenced in August 1989.  Underground development at João Belo commenced in 1990 and 538,000 tonnes grading 1.44 g/t Au were produced, mainly from the open pit.

William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.

In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in JMC and then exercised its option to acquire the remaining 49% interest of the company.  Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

1-4

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.  Yamana owns 100% interest in JMC.

Total production for Jacobina since mining commenced in 1983 to the end of 2008 is 12,716,000 tonnes grading 2.39 g/t Au with 970,900 ounces of gold recovered.

GEOLOGY AND MINERALIZATION

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  The gold-bearing reefs range in size from 1.5 m to 25 m in width and can be followed along strike for hundreds of meters, and in some cases for kilometres.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusives are enriched in gold.  Not all conglomerates of the Serra do Córrego Formation are economically mineralized and many of them are completely barren of gold.  Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 microns to 50 microns in size.  Gold mineralization rarely occurs in the pebbles but when it does, it is along fractures.  Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes.  Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina Mine area, however structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50 km north of Jacobina.

1-5

MINERAL RESOURCES AND MINERAL RESERVES

Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Jacobina, as estimated by Yamana as of December 31, 2008.  Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the JMC estimates.  This included tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  Scott Wilson RPA, however, notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources and some potentially unmineable remnant blocks are carried in the Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of several key deposits (Basal, João Belo, and Serra do Córrego) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the drill hole data and wireframes provided.  Ore is currently being mined at all three of these deposits.  It is Scott Wilson RPA’s opinion that the Yamana and Scott Wilson RPA check estimates show acceptable agreement.

Table 1-4 contains the Mineral Resource estimates for Jacobina as of December 31, 2008.

TABLE 1-4  MINERAL  RESOURCES  (DECEMBER 31, 2008)

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Classification	Tonnes	g/t Au	Ounces Gold
Measured	17,931,000	2.49	1,433,000
Indicated	17,613,000	2.83	1,605,000
Total Measured & Indicated	35,543,000	2.66	3,038,000

Inferred Mineral Resources	25,200,000	2.2	1,800,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au (Pindobaçu 1.5 g/t Au) based on a long-term price of $700/oz Au and a total recovery of 90%.

4.               No minimum mining width was used.

5.               High assay values were cut using separate top cut values for each deposit.

1-6

6.               Measured and Indicated Resources include resources used to estimate Mineral Reserves.

7.               Inferred Mineral Resources are in addition to Mineral Reserves.

Using the Measured and Indicated Resources, Yamana compiled the underground Life of Mine Reserve (LOMR) statement.  The process uses a series of steps including the construction of potential mining outlines based on the sublevel longhole mining method.  Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system.  The intervening mineralization that will be drilled is then modelled.  Mine dilution, containing gold grades, overbreak, underbreak, and mining recovery are added into the design by a percentage factor.  All remaining resources after the reserve process are automatically listed as resources.

Using these diluted tonnes and grades, the economic value of each potential mining outline is calculated using a forecast long-term gold price of US$725 per ounce.  These economic values are weighed against forecast operating costs averaging $17.45/t and metallurgical recoveries averaging 94.8%.  These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

Table 1-5 contains the Mineral Reserves for Jacobina as of December 31, 2008.

TABLE 1-5 MINERAL RESERVES (DECEMBER 31, 2008)
Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Classification	Tonnes	g/t Au	Ounces Gold
Proven	10,062,000	2.18	705,000
Probable	9,433,000	2.27	690,000

Total Mineral Reserves	19,495,000	2.23	1,395,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at cut-off grades of 0.8 g/t Au.

4.               Mineral Reserve estimate is based on long-term price of $725/oz Au, a mining recovery of 95%, and an average metallurgical recovery of 94.8%.

5.               A minimum mining width of 2.5 m was used.

6.               High assay values were cut using separate top cut values for each deposit.

1-7

MINING OPERATIONS

The Jacobina Mine Complex operates as a combination of underground mines feeding to one common processing facility.  Specifically, production is sourced from Morro do Vento, João Belo, Canavieiras, Serra do Córrego, and Basal mines, which are operated on a seven day per week operating schedule.

The underground access at the Jacobina Mine Complex is via five metre by five metre ramps, which provide access to all working levels in the mines, including any mine infrastructure located underground.  Ground conditions as observed by Scott Wilson RPA during the December 2008, visit are excellent, with very stable backs and walls in the stopes and development drifts.

The mining method used at Jacobina is sublevel retreat open stoping.  In general, the mining layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit longhole drilling to approximately 30 m.  Production drilling, completed by electric hydraulic tire-mounted in-the-hole (ITH) hammer drill rigs, is planned from the sublevel to the drill drift or undercut drift.  Rib pillars are left along strike where required, and placed in low-grade or waste areas within the orebody.  In the past, JMC did not include rib pillar recovery in the mine plan but will implement this in the future.  Sill pillars and stope access pillars are temporarily left and removed once mining has been completed above.  An investigation into a new mining method for zones typically below 40º  dip is being carried out with the aid of Itasca S.A. and SRK Consulting.  This method would use “Up-hole Retreat”, and stope design is currently in process.

For the purposes of estimating Mineral Reserves and developing the production schedule, a dilution of 12% or 15% is applied depending on the general orebody geometry.  A dilution grade of 0.25 g/t Au is assumed.  A global extraction of 95% is applied for all stopes.

1-8

All production mucking is performed by 15 tonne load-haul-dump (LHD) machines equipped with remote controls.  Transport of ore occurs on a dedicated haulage drift, and is completed with 35 tonne haul trucks.

Mine ventilation is provided by surface and underground electrical ventilation fans located as required.  Dewatering of the underground openings is completed using underground sumps and adequate dewatering pumps.  Power to the mine is supplied from the national power grid.

MINERAL PROCESSING

The mineral process plant at the Jacobina Mine Complex was expanded from the original 4,000 to 4,200 tpd to 6,500 tpd in 2007.  Additional crushing and leaching capacity has been added but the overall metallurgical process remains standard.  The process involves the following activities:  three-stage crushing of the ore, grinding of the crushed material into a pulp, gravity concentration of coarse gold, leaching of the pulp in a conventional cyanide leaching process, gold extraction of the enriched solution in CIL and CIP tanks, and gold recovery in a electrolytic circuit.

The run-of-mine material is trucked to the crushing facilities where the broken ore is passed through a grizzly and fed to the jaw crusher with a capacity of 800 tonnes per hour.  The coarsely crushed material is then passed through secondary and tertiary cone crushers.  The secondary crusher reduces the size of the feed to 80% < 100 mm and the tertiary crusher further reduces the feed to 80% < 25 mm.  The product of the crushers is fed to two storage silos and then into two ball mills where the material is ground to 80% < 13 mm.

Part of the material from the grinding circuit is pumped to the leach tanks.  The leaching circuit consists of seven CIL tanks with a total capacity of 5,350 m3.  The pulp is next sent to the CIP circuit which is made up of six 180 m3 mechanically agitated CIP tanks.  The remainder of the pulp containing the coarse gold is processed through a

1-9

Knelson Concentrator and Acacia Reactor.  It is estimated that 50% of the gold in the plant is handled by the concentrator/reactor combination.

The enriched carbon from the CIP circuit is removed and the gold is placed into solution.  The pregnant solution from the CIP circuit and from the Acacia Reactor is circulated through electrolytic cells and a doré bar is produced at the induction furnace.

ENVIRONMENTAL CONSIDERATIONS

Presently, a major tailings construction project is underway at the site in preparation for future production.  At the time of the site visit in December 2008, the tailings dam lining was being installed and material movement was in process.  The new tailings storage facility, being capable of holding 20 years of tailings, is scheduled to be completed in July 2009.

The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility.  A new closure plan is scheduled to be prepared in June 2009.

CAPITAL AND OPERATING COST ESTIMATES

Capital costs over the mine life are estimated to be $187.6 million.  These costs include exploration and sustaining development, machine and equipment replacement, tailings dam construction, mine closure, and Engineering, Procurement, Construction Management (EPCM) costs related to plant expansion.  The capital cost estimates, inclusive of direct and indirect costs have been estimated by Yamana, with no allowance for escalation.  Scott Wilson RPA has reviewed the capital costs, and finds them to be reasonable.

Estimated capital costs for the Project are summarized in Table 1-6.

1-10

TABLE 1-6 CAPITAL COST SUMMARY
Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($ ‘000)
Exploration Development	4,587
Sustaining Development	81,838
Machinery and Equipment	47,506
Trucks and Vehicles	8,304
Tailings Dam	5,000
Expansion	24,511
Mine Closure	15,137
Other	692
Total	187,574

The average unit operating cost over the LOM is $24.42 per tonne milled.  The operating costs include mining, processing, G&A, and other items such as insurance and refining.  Operating costs for the Project are summarized in Table 1-7.

TABLE 1-7 OPERATING COST SUMMARY
Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($ / t milled)
Mining	12.01
Process	9.01
G&A	1.79
Other	1.61
Total	24.42

1-11

2     Introduction and Terms of Reference

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Darcy Marud, Senior Vice-President, Exploration of Yamana Gold Inc. (Yamana), to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina) of Jacobina Mineração e Comércio S. A. (JMC), located in Bahia state in Brazil.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the property.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

Yamana acquired Jacobina when it completed the purchase of Desert Sun Mining (DSM) in April 2006.  Yamana owns 100% interest in JMC.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•                  100% ownership of the São Francisco open pit, heap leach gold mine located in central Brazil near the Bolivian border.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia state, 180 km north-northeast of the state capital city of Salvador.

•                  100% ownership in the San Andres open pit gold mine located in the interior highlands of western Honduras approximately 150 km from San Pedro Sula.

•                  100% ownership of the Fazenda Nova open pit heap leach gold mine located in the centre of the State of Goiás in central Brazil.

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

2-1

•                  100% ownership of the Pedro Valencia Mine of Minera Florida in the Alhué District, situated 73 km south of Santiago in central Chile.

•                  100% ownership in the Gualcamayo open pit heap leach gold operation located in northern San Juan Province, Argentina, approximately 280 km north of the provincial capital of San Juan.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina

•                  Other projects in Mexico, Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources at five main deposits (João Belo, Canavieiras, Morro do Vento, Morro do Vento Extension, and Serra do Córrego) with production from several mineralized reefs at João Belo, Canavieiras, and Morro de Vento mines.  Yamana is completing an expansion plan to increase production from the mines from approximately 4,600 tpd in 2006 to 6,500 tpd.  Jacobina produced approximately 126,000 tonnes of ore per month and a total of 73,240 ounces of gold in 2008.

•                  An expanded conventional flotation mill, with carbon-in-pulp (CIP)/carbon-in-leach (CIL) circuits and an INCO SO2/air cyanide destruction circuit, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity under construction.

Prior Scott Wilson RPA involvement with Jacobina occurred in 2006 and consisted of a valuation of the exploration properties in the area of the Jacobina Mine Complex during the acquisition of DSM by Yamana.  The objective was for Yamana to estimate a value of the properties as a component of goodwill attributed to Yamana with its acquisition of DSM.

SOURCES OF INFORMATION

The Qualified Persons for this report are Messrs. Chester M. Moore, P. Eng., Principal Geologist with Scott Wilson RPA, and Normand L. Lecuyer, P. Eng., Principal Mining Engineer with Scott Wilson RPA.  In preparation of this report, Messrs. Lecuyer and Moore reviewed technical documents and reports on Jacobina supplied by JMC and Yamana.  The key technical documents reviewed by Scott Wilson RPA for this report are “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil”

2-2

and “Pindobaçu Project, Resource Estimate Report, Pindobaçu District, Brazil”  plus on-site technical presentations from Jacobina personnel.

Chester Moore and Normand Lecuyer of Scott Wilson RPA visited the operations on December 2 to 5, 2008 and reviewed technical information such as previous technical reports, legal status of mine holdings, assay results, drill sections and level plans, mine and mill production, Life of Mine (LOM) Plan including cash flow analysis, environmental, manpower, and health and safety aspects at the current operations.  While at the site, Messrs. Moore and Lecuyer held discussions with technical personnel knowledgeable about the Jacobina operations including:

•                  Mr. William H. Wulftange, Corporate Director Technical Compliance with Yamana.

•                  Mr. Alessandro Henrique Medeiros Silva, Corporate Manager, Mineral Reserves with Yamana.

•                  Mr. Mauricio Goes Souza, Geology Manager with JMC.

•                  Mr. Felipe Goes Lima, Mine Engineer with JMC.

•                  Mr. Carlos Cesar Barbosa, Exploration Geologist with JMC.

•                  Ms. Marina Antunes de Campos, Mine Geologist with JMC.

Chester Moore is responsible for all sections of the Technical Report, except Section 19 and parts of sections 17, 20, and 21.  Norman Lecuyer is responsible for Section 19 and parts of Sections 17, 20, and 21 of the Technical Report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22 References.

2-3

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

2-4

3     RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Yamana Gold Inc. (Yamana).  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to Scott Wilson RPA at the time of preparation of this report;

•                  Assumptions, conditions, and qualifications as set forth in this report; and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Yamana.  Scott Wilson RPA has not researched property title or mineral rights for the Jacobina Mine Complex (Jacobina) and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Jacobina.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

4     PROPERTY DESCRIPTION AND LOCATION

The “Property Description and Location” are stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March 2008, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Jacobina Mine Complex and outlying Pindobaçu deposit, as shown in Figure 4-1, are located in the state of Bahia in northeastern Brazil (11º 15’ S and 40º 31’ W), approximately 340 km northwest of the city of Salvador.  Salvador is the state capital of Bahia and has a population of approximately 2.5 million inhabitants.

The property is comprised of 5,996 ha of mining concessions and 128,209 ha of granted exploration concessions (Figure 4-2), all owned by Yamana through its wholly owned subsidiary JMC.  The leases and granted exploration concessions were surveyed and are marked by concrete monuments at each corner which remain in place.  A complete list of the mining and exploration concessions with their current status as of November 2008 is included in Appendix 1.  The exploration concessions are renewable on a three year basis and have annual fees ranging from $0.70 to $1.30 per hectare.

The Jacobina Project forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 2.5 km to 4 km in width.  This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property.  Yamana has a computerized claim management system in place to closely monitor its land holdings.

Virtually all of mining concessions 157, 608, and 1461 are located within the boundary of Parque Sete Passagens or the park buffer zone.  Mining is not permitted within the park but JMC has valid mining concessions issued by the Departamento

4-1

Nacional de Produção Mineral (DNPM) and JMC is currently negotiating for access into the park with state government and park officials.

4-2

FIGURE 4-1   LOCATION MAP

Pernambuco State
N
Brazil
Bahia
Salvador
Brasilia
São Paulo
Rio de Janeiro
10°S
30°S
60°W
40°W
Jaguarari
Senhor do Bonfim
Campo Formoso
Antônio Gonsalves
Pindobaçu
Saúde
Caém
Ourolândia
Jacobina
Jacobina Gold Mines
Bahia Gold Belt
Sergipe
State
Capim Grosso
Miguel Calmon
Serrinha
Piritiba
Mundo Novo
Tanquinho
Feira de Santana
Bahia State
Salvador
0
50
100
Kilometers
40°W
38°W
12°S

4-3

FIGURE 4-2   MINING AND EXPLORATION CONCESSIONS

4-4

5     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The “Accessibility, Climate, Local Resources, Infrastructure and Physiography” are stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

Access to the property is via paved secondary highway to the town of Jacobina, located approximately 330 km to the north-northwest of Salvador, the state capital of Bahia.  Well-maintained paved roads from Jacobina town provide access to the JMC as well as the Pindobaçu deposit.  The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,463 as reported in 2007 by the Instituto Brasileiro de Geografia e Estatística.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force.  Electrical services are supplied to the mine by COELBA — Companhia de Electricidade do Estado da Bahia.  Telephone and high speed internet service are available via the town of Jacobina.

Jacobina is located in a region of subtropical, semi-arid climate with generally flat to low rolling hills at an elevation of approximately 500 m.  The immediate area around Jacobina consists of steep-sided ridges rising to 1,200 m produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group.  Precipitation at Jacobina is somewhat higher than the regional average, likely due to the mountain range which hosts the deposits.  Average annual precipitation is 840 mm, with the May to October period being somewhat drier than the rest of the year.  Temperatures vary little throughout the year.  July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º.

5-1

6     HISTORY

The “History” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Serra do Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896.  Total reported production is 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation (Anglo American).  A feasibility study recommended that a mine be developed at Itapicurú (Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month.  Mine development commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 242,550 tonnes with a recovered grade of 4.88 g/t Au, yielding 38,055 ounces of gold.

Exploration between 1984 and 1987 at the João Belo Norte Hill outlined sufficient reserves to warrant an open pit operation, development of which commenced in August 1989.  Concurrently, the processing plant capacity was increased to 75,000 tonnes of ore per month.  In 1990, 538,000 tonnes grading 1.44 g/t Au were produced, mainly from the open pit.  Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114

6-1

tonnes milled for a recovered grade of 2.08 g/t Au.  Underground development at João Belo commenced in 1990.

William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.  From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 g/t Au to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento Intermediate and Morro do Vento Extension) and João Belo areas.

In September 2003, Desert Sun Mining Corp. (DSM) completed the required exploration expenditures to earn a 51% interest in JMC and then exercised its option to acquire the remaining 49% interest of the company which owned the mineral rights, mines, and a 4,000 tpd plant located on the Jacobina property.  DSM had initiated exploration in the Jacobina Project area in the fall of 2002 and this program was substantially expanded in September 2003.  The original property holdings which extended approximately 62 km along strike were expanded considerably so that the current property covers a strike length of 155 km.

Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately US$37 million.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit.  As of December 31, 2005, the drift was 720m in length.  In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005, was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g/t Au.  Gold production was 18,683 ounces at an average cash cost of US$292 per ounce.  The average recovery rate at the mill was 95.4%.

6-2

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.  Yamana owns 100% interest in JMC.

Yamana has an expansion plan for Jacobina and is now undertaking efforts to implement this expansion.  The initial increase in production at the Jacobina mines is part of a broader phased expansion that included an annual rate of ore processing of 6,500 tpd, which is expected to increase to 8,500 tpd in 2011.

Total production for Jacobina since mining commenced in 1983 is shown in Table 6-1.

The first systematic evaluation of the Pindobaçu zone was done between 1985 and 1988, by a joint-venture of Mineração Pindobaçu Ltd and TVX Participações Ltd.  The work completed included stream and soil sampling, trenching and channel sampling, diamond drilling (10 holes totalling 319 m), and metallurgical testing.  The joint venture published historic mineral resources totalling 1,458,000 tonnes grading 1.9 g/t Au at Barrocão Hill and 155,520 tonnes grading 2.29 g/t Au at Santa Cruz Hill.  Scott Wilson RPA has been unable to verify this publicly disclosed information and the information is not necessarily indicative of the mineralization on the property that is the subject of this report.

In mid-1991, the Companhia Baiana de Pesquisa Mineral conducted an evaluation of gold workings in the area including the Pindobaçu deposit which was described a new type of gold occurrence as it is associated with quartzites in the Mundo Novo Greenstone Belt.

From 2004 to the end of 2006, JMC conducted exploration activities at Pindobaçu as shown in Table 6-2.

6-3

TABLE 6-1   HISTORICAL PRODUCTION TO DECEMBER 2008

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

	Mine
	Itapicurú		Basal		Morro do Vento		Canavieiras		João Belo		Stockpile		Total
Year	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au	Ounces
1983	218,117	4.68					24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73					60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48					46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91					34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98					30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82					32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61					23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36					27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99					29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50					2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62							511,355	2.14			518,887	2.16	36,035
1994	105,167	3.94							445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82							474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63					2,938	3.68	447,745	2.00	34,741	0.93	591,107	2.23	42,380
1997	107,732	3.38							540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998	82,728	2.09					30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
1999
2000
2001
2002
2003
2004
2005	3,702	2.63							885,574	2.04	17,483	0.52	906,759	2.02	58,791
2006	88,575	1.76							1,204,678	2.09	125,254	1.78	1,418,507	2.04	92,937
2007	319,783	1.75					50,925	3.71	654,843	1.98	14,993	2.34	1,040,544	2.00	66,877
2008			41,594	1.56	130,157	1.35	197,981	3.08	1,018,355	1.69			1,388,087	1.85	82,600
Total	2,862,278	3.71	41,594	1.56	130,157	1.35	594,438	4.10	8,560,726	1.91	526,552	1.16	12,715,745	2.38	970,858

Notes:

1.               Gold grades are recovered grades.

2.               1998 production from January to November only.

3.               July to December 2005 does not include 11,935 ounces gold from development muck.

6-4

TABLE 6-2 EXPLORATION AT PINDOBAÇU

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Activity		2004	2005	2006	Total
Trenches	No. of Trenches	5	14	2	21
	Samples	126	392	53	571
Pits/Adits	No. of Channels	2	26	22	50
	Samples	314	255	163	732
Diamond Drilling	No. of holes	3	36	7	46
	Metres	633.2	5,942.6	2,699.5	9,275.2
	Samples	647	7,360	2,944	10,951
Petrography	No. of samples	2	26	—	28
Geophysics	IP (m)	25,400	18,525	2,083	36,158
	Magnetics (m)	—	—	—	9,850

6-5

7                GEOLOGICAL SETTING

The “Geological Setting” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 microns to 50 microns in size.  The gold is predominantly within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.  However, these accessory minerals also occur in the absence of gold.  Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

The gold-bearing reefs range from 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusives are enriched in gold.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Not all conglomerates of the Serra do Córrego Formation are mineralized and many of them are completely barren of gold.

REGIONAL GEOLOGY

The Precambrian terrains of the northeastern part of the São Francisco Craton (Almeida, 1977) in the state of Bahia show evidence of a prolonged terrain accretion history.  The three major Archean crustal units, the Gavião, Serrinha, and Jequié blocks

7-1

underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt as shown in Figure 7-1.

A prominent zone of crustal weakness within this portion of the craton is the Contendas- Jacobina lineament, a 500 km long, and approximately north-trending suture zone, located close to the eastern margin of the Gavião block (Figure 7-1).  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

7-2

FIGURE 7-1   REGIONAL GEOLOGY

Meso - Neoproterozoic Basins
Meso - Neoproterozoic Basins
Brazil
Bahia
Usuá
Meso - Archean
Serrinha Block
(2.6 - 3.0 Ga)
Phanerozoic
Basins
Campo Formoso
Pindobaçu
Jacobina
Capim Grosso
Santaluz
Rio Capim Greenstone Belt
Mundo Novo Greenstone Belt
Serrinha
Mundo Novo
Neo - Archean
Salvador - Curaçá
Mobile Belt
(2.4 - 2.5 Ga)
Archean
Gavião Block
(3.0 - 3.4 Ga)
Feira de Santana
Itaberaba
Neo - Archean
Jequié Block
(2.6 - 2.8 Ga)
Salvador
Ultramafic rocks
0
50
100
Km

7-3

PROPERTY GEOLOGY

The Bahia Gold Belt (Figure 7-2) overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated mountain ranges that rise up to 1,200 m above sea level.  The longitudinal valleys bordering the mountains correspond to deeply weathered ultramafic sills and dikes.  The east-west oriented valleys represent weathered mafic to intermediate dikes.  Archean tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range.  At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex.  The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (MNGB).

The Pindobaçu geology is composed of two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina Group.  The Archean MNGB is composed, from east to west, of an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates.  The Jacobina Group is represented by the Serra da Paciência Formation.  This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite; pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

7-4

FIGURE 7-2   PROPERTY GEOLOGY

SCOTT WILSON RPA *www.scottwilson.com*

330,000
340,000
350,000
360,000
N
8,830,000
8,820,000
8,810,000
8,800,000
8,790,000
8,780,000
8,770,000
8,760,000
8,750,000
8,740,000
8,730,000
SP
SC
SG
Pindobaçu
Jacobina
Itaitu
To Salvador BR- 324
Legend
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Mafic-ultramafic Intrusive
Campo Formoso Complex
Archean
Mundo Novo Greenstone Belt
Basement
Thrust-fault
Normal Fault
Normal Contact
Cities and villages
Paved roads
Gold Mine
0 2 4 6 8 10
Kilometres

Explanation: SP - Serra da Paciência; SC - Serra de Santa Cruz; SG - Serra dos Guarnapos.

Figure 7-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Property Geology

March 2009

Source: Desert Sun Mining, 2006.

7-5

JACOBINA GROUP

The stratigraphic subdivisions of the Jacobina Group (Leo et al., 1964; Griffon, 1967; Mascarenhas et al., 1998) have long been controversial.  While the stratigraphy in the Jacobina Mine area was well documented, the most difficult task is to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.  Pearson et al. (2005) considers that the Jacobina Group comprises basically the lower Serra do Córrego and the upper Rio do Ouro formations, according to sedimentary and stratigraphic studies carried out by Oram (1975), Minter (1975), Strydom and Minter (1976), Couto et al. (1978), and Molinari et al. (1986).  The stratigraphic nomenclature developed by these writers has been successfully employed within the Jacobina Mine area for over 25 years and its usage has been continued by Desert Sun and Yamana.

SERRA DO CÓRREGO FORMATION

The Serra do Córrego Formation forms the western ridge of the Serra da Jacobina and is exposed for a strike length of about 90 km.  It consists of an interbedded series of orthoquartzites and oligomictic conglomerates that collectively range in total thickness from 500 m to 1,000 m.  The conglomerate pebbles are composed of polycrystalline quartz with rare, fine-grained, fuchsite and rutile-bearing quartzite, with a matrix of quartz, sericite and fuchsite with detrital zircon, non-chromiferous rutile, tourmaline, and chromite grains (Ledru et al., 1997).

The geological plan map (Figure 7-3) of the Jacobina area shows the distribution of the Serra do Córrego Formation.  Figure 7-4 is a stratigraphic column of the Serra do Córrego Formation modified after Molinari et al. (1986) and Figure 7-5 shows the correlation of stratigraphy among the major present and former mines.  The formation in the Jacobina Mine area is divided into three major units described below.

7-6

FIGURE 7-3   GEOLOGY OF THE MINE AREA

SCOTT WILSON RPA www.scottwilson.com

Jacobina
N
Jacobina Sudeste
Morro da Viúva
Canavieiras Mine
Lagartixa / Canavieiras
Serra do Córrego
Morro do Vento Extension
Itapicuru Mine
Morro do Vento
Jacobina Mine
João Belo
João Belo Su
Lajedo Preto
Campo Limpo
Jacobina Fault
Maravilha Fault
Pindobaçu / Itaitu Fault
0 0.5 1.0 1.5 2.0
Kilometres
330,000
332,000
334,000
336,000
338,000
8,762,000
8,760,000
8,758,000
8,756,000
8,754,000
8,752,000
8,750,000
8,748,000
8,746,000
8,744,000
8,742,000
Legend
Paleoproterozoic
Intrusive Rocks
Basic / Intermediate Dikes
Ultrabasic Sills & Dikes
Jacobina Group
Rio do Ouro Formation (Quartzites)
Serra do Córrego Formation (Quartzites and conglomerates)
Archean
Mundo Novo Greenstone Belt (Metagreywacke, metachert, bif, schist)
Basement (Granite Gneiss)
Thrust Fault
Normal Fault
Dextral Shear Zone
Gold Mine
Bedding
Plant
City of Jacobina
Location Map
Jacobina Mine Area Map
Jacobina Mine
Modified after Molinari et al., 1986.
Source: Yamana Gold Inc., 2008.
March 2009

Figure 7-3

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Geology of the Mine Area

7-7

FIGURE 7-4   STRATIGRAPHIC COLUMN OF THE SERRA DO CÓRREGO FORMATION

SCOTT WILSON RPA www.scottwilson.com

(m)
750
700
550
450
200
0
Serra do Córrego Formatiom
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Upper Unit
Maneira
Holandez
Liberino
4
4B
Piritoso
No 5
Intermediate Unit
Canavieiras Mine
Lower Unit
Serra do Córrego and Canavieiras Reefs
Intermediate Reef - Morro do Vento
João Belo Reef
Schist Marker
Hangingwall
Main Reef
Footwall
Basal Reef
Basement
(m)
550
500
450
MSPC Reef
LVLPC Reef
MSPC
LMPC
LMPC Reef (MU)
LMPC
MPC (LU)
SPC
Legend
Rio do Ouro Formation
Quartzite
Serra do Córrego Formation
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Gneiss

(Modified after Molinari, 1983)

Figure 7-4

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Stratigraphic Column of the Sierra do Córrego Formation

March 2009 ***Source: Yamana Gold Inc., 2008.***

7-8

FIGURE 7-5   STRATIGRAPHIC COLUMNS IN THE MINE AREA

SCOTT WILSON RPA www.scottwilson.com

South
North
Jacobina Mine (João Belo Zone)
Morro do Vento / Morro do Vento Extension
Canavieiras
RIO DO OURO FORMATION
Quartzite
Upper Unit
Intermediate Unit
Lower Unit
Marker Schist
SERRA DO CÓRREGO FORMATION
500m to 1000m
INTERMEDIATE
LOWER CONGLOMERATE
SPC
LVL
LMPC
MPC
SPC, LVL
Superior, Inferior
Maneira
Holandes
Liberino
No 4,4B
Piritoso
Hanging Wall
Hanging Wall
Hanging Wall
Main Reef
Footwall
Basal Reef
Basal Quartzite
BASEMENT
625m
2800m

Figure 7-5

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Stratigraphic Columns in the Mine Area

March 2009

Source: Desert Sun Mining, 2005.

7-9

The Lower Conglomerate (40 m to 200 m thick) outcrops along the lower parts of the western slopes of the Serra do Córrego, Morro do Vento, and Morro do Vento Extension areas and is composed of interbedded quartzites and pebbly quartzites and conglomerates. The reef zones are oligomictic conglomerates with pebble sizes ranging from 35 mm to 60 mm that are interbedded with orthoquartzites.  This unit hosts the gold orebodies of the Basal Reef and the Main Reef.

The Intermediate Quartzite (130 m to 425 m thick) is primarily orthoquartzites with little or no conglomerate.  In the upper part of this unit is a distinct horizon known as the “marker schist” which is highly sheared quartz-sericite-chlorite schist that appears to represent a hiatus in the typical sedimentation pattern.

The Upper Conglomerate (120 m to 400 m thick) forms the most extensive division, and occurs from the Serra Branca block, in the north, to the Campo Limpo block, in the south. The sequence is comprised of quartzites, and pebbly quartzites with a number of conglomerate layers.  The reef zones are interbedded conglomerates and orthoquartzites with pebble sizes ranging from 50 mm at Canavieiras in the north to 100 mm at the João Belo Mine in the south.  The Upper Conglomerate Zone hosts the main gold orebodies of the Canavieiras, Morro do Vento and João Belo mines, as well as, the Serra Branca and Serra do Córrego gold mineralization.

Oram (1975), Minter (1975), and Strydom and Minter (1976) concluded, based on isopachs and pebble size data, that the paleoslope during the sedimentation of the Serra do Córrego Formation was inclined to the west.  The westerly paleocurrent direction, indicated by the vectoral data, drained a provenance area to the east of the present outcrop area, and deposited these sediments in a fluvial environment.

ULTRAMAFIC SILLS AND DIKES

The deep longitudinal valleys bordering the mountains which form the Jacobina range correspond to weathered pre- to syn-tectonic ultramafic sills and dikes.  These intrusives include dark green metaperidotite and metapyroxenite, which acquire a brownish stain where weathered (Teixeira et al., 2001).  According to these authors,

7-10

deformation and metamorphism, coupled with hydrothermal alteration, have transformed these rocks into fine-grained, protocataclastic schists containing talc, serpentine, chlorite, tremolite, and carbonate.  In the Jacobina Mine area, the ultramafic rocks, which were emplaced along north-trending structures, affected and reacted with the host rocks (quartzites and conglomerates of the Serra do Córrego and Rio do Ouro formations) producing metre-scale mottled zones in the hosts.  The ultramafic rocks display textural variation from aphanitic borders to a porphyroblastic core, textures typical of the chill margins of an intrusion.

These intrusive rocks are known to host high grade pyritic gold-bearing quartz veins in the Jacobina Mine area, and at several other places like Rio Coxo, Jaqueira, Mina Velha and Várzea Comprida.  The age of these sills and dikes is still unknown.

MAFIC DIKES

Distinct from the ultramafic intrusions, there is a set of east-west oriented mafic to intermediate dikes that are typically weathered and marked by valleys.  These dikes correspond to a late-tectonic intrusive event which affected the Serra de Jacobina range.  These metamorphosed intrusive rocks are a distinctly later phase of intrusion crosscutting the ultramafic sills, and the metasediments of the Serra do Córrego, Rio do Ouro and Serra da Paciência formations.  The main rock types are metagabbro and metadiorite.  Locally, these dikes host restricted gold mineralization.

STRUCTURAL GEOLOGY

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500 km long, north-trending Contendas-Jacobina lineament.  Thrust-faults, sinistral strike-slip faults with reverse components, followed by regional open and tight folding, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continental/continental collision.  To the west, the Jacobina Group is thrust over the Archean Mairi Complex metamorphic terrain, the Campo Formoso Mafic-Ultramafic Complex, and the late to post-tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the

7-11

Jacobina Fault.  This pattern changes progressively eastwards, to a series of steeply east -dipping blocks, bounded by several subparallel reverse faults, producing a domino structural style of blocks.

The Serra do Córrego Formation exposed on the west side of the basin forms part of an extensive homocline that dips consistently 50° to 70° to the east with top indicators to the east.  It appears that this orientation is the result of tilting during the intrusion of the late to post-tectonic Mirangaba-Carnaíba granite.

7-12

8     DEPOSIT TYPES

The “Deposit Type” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

Teixeira et al. (1999 and 2001), classified the gold deposit/occurrences of the Jacobina range into four groups, mainly based on the nature of the host rock.  These groups are: (1) Conglomerate-hosted gold deposits — encompassing the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district; (2) Mafic-hosted gold deposits represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz-pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations; (3) Ultramafic-hosted gold deposits represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g. Mina Velha and Jacinto); and (4) Quartzite-hosted gold deposits represented by shear zone-related quartz veins hosted by quartzite of the Rio do Ouro and “Cruz das Almas” Formations (e.g. Maravilha and Goela da Ema).

A fifth group has been defined by DSM (Pearson et al., 2005) and corresponds to gold mineralization related to strongly, hydrothermally altered zones that occur along the Pindobaçu fault system, which also affects the MNGB rocks (e.g. Pindobaçu, Santa Cruz and Fumaça artisanal workings).

Jacobina is a Precambrian quartz pebble conglomerate-type deposit, rich in gold and with traces of uranium.

8-1

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation.  DSM and Yamana, however, are of the view that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid flow along the Pindobaçu fault system which forms the eastern margin of the Jacobina basin (Pearson et al., 2005).  Fuchsite, which is widespread and often associated with gold, is a hydrothermal alteration mineral.  Gold mineralization is associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina Mine area as well as strongly fractured and brecciated quartzites in the Pindobaçu area, 50 km north of Jacobina.  In addition, the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

Yamana has employed a hydrothermal model for the mineralization in its exploration approach, but stratigraphy is nonetheless very important because the conglomerates are the most permeable units in the package and are prime sites for deposition of hydrothermal mineralization.

8-2

9     MINERALIZATION

The “Mineralization” is stated in the report titled “Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil” by M. Godoy and J. P. Gonzalez, dated March, 2008,which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Jacobina Group hosts four different major types of gold deposits: conglomerate-hosted; quartzite, andalusite schist and metaconglomerate-hosted; ultramafic-hosted; and mafic/intermediate dike-hosted.  The characteristics of each of these principal types of gold deposits are described in the following subsections.

CONGLOMERATE-HOSTED GOLD DEPOSITS

Conglomerate-hosted deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic metaconglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation.  These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces, which post-date gold-mineralized fabrics.  The best examples of this group are found within the 40 km long Jacobina gold district (Canavieiras, Itapicurú [Morro do Vento and Morro do Vento Extension], and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Figure 9-1 is a geological plan map of the Jacobina Mine area showing the distribution of the gold-bearing reefs and Figure 9-2 is a cross-section of the João Belo area.  In the mine area, stratigraphy dips consistently eastward at 50o to 70o.  Cross-bedding and ripple marks indicate that the sequence is right-side-up.  Table 9-1 summarizes the principal characteristics of the main gold-mineralized reefs at Jacobina.  Economically, the most important past producers have been the Basal and Main reefs in the Lower Conglomerate Unit and the lower part of the Upper Conglomerates.  It is important to note, however, that only certain reefs within a particular package will be

9-1

mineralized.  Other subparallel reefs with similar sedimentary features may be unmineralized.

TABLE 9-1   CHARACTERISTICS OF GOLD MINERALIZATION AT JACOBINA

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Zone	Location	Strike (m)	Thickness (m)	Average Grade (g/t Au)	Description
Morro do Vento/Morro do Vento Extension/Basal (Itapicurú)
LVLPC	Morro do Vento	400	2	4.8	Large to very large pebbles, only locally mineralized
MU (Superior) Reef	Morro do Vento	1,700	3 to 10	2.0	Medium to small pebbles
LU (Inferior) Reef	Morro do Vento	1,700	3 to 10	2.4	Medium to large pebbles
Main Reef	60 to 90 m above basement Itapicurú	3,000	Beds of 0.1 to 3, Zone up to 12	6.0	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults
Basal Reef	At or very near basement contact - Itapicurú	1,600	3 to 10	4.0	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras
Maneira	Canavieiras	600+	Beds of 0.4 to 7, Zone up to 70	1.7	Large to very large pebbles
Holandez	Canavieiras	600+	Beds of 0.9 to 6, Zone up to 30	1.7	Large to medium pebbles
Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with abundant pyrite
Liberino	Canavieiras	600+	1 to 3	6.1	10 m above Piritoso; medium to large pebbles
MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large pebble conglomerates
LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble conglomerate
João Belo
LVLPC	João Belo North	1,000+	1 to 3	4.4	Large to very large pebbles
LMPC	João Belo North	1,000+	10 to 25	2.2	Large to medium pebbles
MPC	João Belo North	1,000+	1 to4	3.6	Medium sized pebbles; locally contains gold values
Anglo American Classification Terminology for Conglomerates of the Jacobina Group
Size	<4 mm	4-16 mm	16-32 mm	32-64 mm	>64 mm
Code	VSPC	SPC	MPC	LPC	VLPC
Name	Very Small Pebble Conglomerate	Small Pebble Conglomerate	Medium Pebble Conglomerate	Large Pebble Conglomerate	Very large Pebble Conglomerate

9-2

FIGURE 9-1   JACOBINA MINE COMPLEX AREA GEOLOGY SHOWING DISTRIBUTION OF GOLD-BEARING REEFS

Canavieiras Mine
Liberino, Piritoso, Maneira, Holandez, MU & LU Reefs
Intermediate Reefs
Morro do Vento Extension
Mine Complex
Morro do Vento \ Morro do Vento Extension
Main Reef Basal Reef
Morro do Vento
Jacobina Mine João Belo Zone
LMPC, FW & MPC Reefs
João Belo Sul
N
0
2
km
LEGEND
Basic & Ultrabasic Intrusives
Rio do Ouro Formation
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Basement
Mundo Novo Greenstone
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
January 2006

9-3

FIGURE 9-2   CROSS-SECTION THROUGH JOÃO BELO MINE

SCOTT WILSON RPA www.scottwilson.com

(m)
W
E
João Belo Zone
1200
1100
1000
900
800
700
600
500
400
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
MSPC Reef
LVLPC Reef
LMPC Reef
MPC Reef
JBA-12A
JBA-12
JBA-79
JBA-1
DATUM 800 m
Cross-cut -730 Level
Main Reef Zone
Legend
Ultramafic Dike
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Fault
Thrust - Fault (Jacobina Fault)
Drill Hole
Cross-cut
0 50 100 150 200
Metres

Figure 9-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Cross Section Through João Belo Mine

March 2009 **Source: Desert Sun Mining, 2005.**

9-4

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 microns to 50 microns in size.  Gold mineralization rarely occurs in the pebbles, but when it does, it is along fractures.  Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes.  Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina Mine area, however, structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50 km north of Jacobina.

Fuchsite alteration is far more extensive than gold mineralization.  Conglomerates with white quartz pebbles and a green matrix dominated by fuchsite, generally contain only low or erratic gold values.  Gold mineralized conglomerates typically have greyish-blue pebbles and fine, disseminated pyrite and/or hematite in the matrix with strong silicification.

Within particular reefs, there is considerable local grade variation with higher grade zones concentrated along shear zones parallel to stratigraphy as noted by Milesi et al. (2002) at João Belo.  In the Basal Reef, previous mining was concentrated at the base of the conglomerate with stopes typically 2.0 m to 2.5 m wide, although the actual mineralized zone is 10 m to 12 m wide.  Despite this local grade variation, the overall grade of different reefs based on production records is remarkably consistent both along strike and down-dip.

QUARTZITE, ANDALUSITE SCHIST AND METACONGLOMERATE-HOSTED GOLD DEPOSITS

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g., Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings).  The main hydrothermal alterations associated with these are silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline.  The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in

9-5

this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas Fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group.  The best examples of this group are Coxo, Jaqueira, Maravilha and Lajedo gold workings.  The main related hydrothermal alterations for this group are silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

ULTRAMAFIC-HOSTED GOLD DEPOSITS

Ultramafic-hosted deposits comprise narrow, up to four metre thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hanging wall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência formations.  The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks.  The main hydrothermal alteration types are silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization.  A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

MAFIC/INTERMEDIATE DIKE-HOSTED GOLD DEPOSITS

Mafic/intermediate dike-hosted deposits are the last developed, and least important, group of gold mineralization within the Jacobina area.  They consist of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro formations.  The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults.  Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

9-6

10   EXPLORATION

As reported by Golder Associates S.A. (Godoy and Gonzalez, 2008), a total of 22,920 m of exploration diamond drilling was completed in 54 drill holes by JMC in 2006.  This drilling was targeted at extensions of known mineralization at Canavieiras, João Belo, Morro do Vento, and Serra do Córrego in the Jacobina area and at the mineralization at Pindobaçu.  The 2007 exploration program included 30,601 m in 56 drill holes at Canavieiras, João Belo, Morro do Vento, Serra do Córrego, and Pindobaçu.

Exploration for extensions of known mineralization continued in 2008 with 12,405 m of surface drilling completed in 25 drill holes.  The drilling took place at Canavieiras, João Belo, Morro do Vento, and Pindobaçu as listed in Table 10-1.

TABLE 10-1   2008 EXPLORATION DRILLING

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Target Area	Drilling (m)	Number of drill Holes
Canavieiras	9,369.75	18
João Belo	724.87	2
Morro do Vento Extension	1,170.89	3
Morro do Vento	1,139.89	2
Pindobaçu	1,923.76	7
Total	14,329.16	32

10-1

11   DRILLING

To the end of December 2008, JMC reports some 306,780 m of surface and underground drilling has been completed in the immediate Jacobina Mine Complex area.  This total consists of 2,121 underground drill holes (121,362 m) and 624 surface drill holes (185,418 m).

The procedures currently used during the diamond drilling programs are as follows:

•                    The collar locations of all drill holes are marked by JMC survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

•                    A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at 50 m intervals in each hole.

•                    Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values.  All information is digitally recorded using Gemcom Logger software.  This includes recording:

•                  Lithologic contacts

•                  Descriptive geology

•                  Recording of heavy mineral and  sulphide content

•                  Intensity of various alteration types

•                  Structural features, such as fracture and fault zones

•                  Core angles

•                  Core diameter

•                  Down hole inclination

•                  Core recovery record

•                  Rock quality designation (RQD) measurements

Scott Wilson RPA is of the opinion that the logging and recording procedures are comparable to industry standards.

Table 11-1 lists selected intersections from the 2008 drilling at Canavieiras deposit.

11-1

TABLE 11-1   2008 CANAVIEIRAS EXPLORATION INTERSECTIONS

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Drill Hole	From (m)	To (m)	Length (m)	True Width (m)	g/t Au	g/t Au Cut	Reef
CAN 254	299.52	301.99	2.47	1.56	8.89	8.89	Holandez
	530.92	545.00	14.08	8.87	3.42	3.42	MSPC
	583.05	586.33	3.28	2.07	2.36	2.36	MU Top
	608.33	630.60	22.27	14.03	2.24	2.24	MU Base
	682.80	686.83	4.03	2.54	3.84	3.84	LU
CAN 264	108.51	115.54	7.03	5.55	1.03	1.03	Holandez
	357.44	368.29	10.85	8.57	3.58	3.19	MSPC
	424.28	426.71	2.43	1.92	0.97	0.97	LU
CAN 265	308.16	314.96	6.80	5.44	1.07	1.07	Holandez
	351.84	357.81	5.97	4.78	1.64	1.64	MSPC
	388.53	390.28	1.75	1.40	4.64	4.64	MU Top
	428.49	434.27	5.78	4.62	6.57	6.57	MU Top
	454.99	463.81	8.82	7.06	4.70	4.70	MU base
	472.90	485.81	12.91	10.33	2.52	2.52	LU
CAN 266	430.84	432.67	1.83	1.59	4.37	4.37	Holandez
	461.32	466.38	5.06	4.40	9.02	9.02	LVLPC
	497.02	512.27	15.25	13.27	3.20	3.20	MU
	527.10	533.99	6.89	5.99	4.18	4.18	LU
CAN 271	435.63	437.84	2.21	1.44	2.98	2.98	LVLPC
	450.99	454.64	3.65	2.37	1.56	1.56	LVLPC
	491.02	500.56	9.54	6.20	2.72	2.72	MU
	523.50	529.26	5.75	3.74	1.20	1.20	LU
CAN272	221.53	229.96	8.43	7.25	1.19	1.19	Holandez
	402.28	455.71	53.43	45.95	1.93	1.90	LVL+MU+LU
including	402.28	408.98	6.70	5.76	7.38	7.38	LVLPC
including	434.21	440.83	6.62	5.69	3.54	3.54	MU
including	452.00	455.71	3.71	3.19	4.64	4.64	LU
CAN281	262.19	276.19	14.00	8.68	5.17	5.07	LVLPC
	319.20	332.26	13.06	8.10	2.28	2.28	MU
	359.70	364.43	4.73	2.93	2.68	2.68	LU
CAN283	265.61	269.40	3.79	3.60	1.26	1.26	Holandez
	360.08	362.09	2.01	1.91	5.57	5.57	LVLPC
	404.69	419.92	15.23	14.47	1.59	1.59	MU
including	404.69	412.36	7.67	7.29	2.23	2.23	MU
	441.79	469.53	27.74	26.35	1.67	1.67	LU
including	441.79	448.48	6.69	6.36	2.09	2.09	LU
including	459.25	469.53	10.28	9.77	2.54	2.54	LU
CAN284	302.52	315.88	13.36	12.96	1.72	1.72	LVLPC
including	302.52	305.46	2.94	2.85	4.12	4.12	LVLPC
including	313.03	315.88	2.85	2.76	2.53	2.53	LVLPC

11-2

	333.27	372.05	38.78	37.62	1.93	1.93	MU+LU
including	339.76	345.46	5.70	5.53	3.94	3.94	MU
including	355.02	359.73	4.71	4.57	4.36	4.36	MU Base
including	365.05	372.05	7.00	6.79	3.07	3.07	LU
including	355.02	372.05	17.03	16.52	2.54	2.54	MU Base +LU
CAN285	118.97	121.52	2.55	2.52	3.16	3.16	Holandez
	287.63	296.29	8.66	8.57	1.82	1.82	LVLPC
	331.10	336.74	5.64	5.58	8.68	8.68	MU Top
	344.15	351.16	7.01	6.94	4.82	4.82	MU Base
	358.68	360.57	1.89	1.87	3.50	3.50	LU
CAN286	209.31	213.25	3.94	2.93	2.46	2.46	Holandez
	382.18	397.47	15.29	11.36	4.68	3.04	LVLPC
including	394.59	397.47	2.88	2.14	20.9	12.2	LVLPC
	417.63	422.25	4.62	3.43	6.39	6.39	MU
	439.16	455.50	16.34	12.14	3.01	3.01	LU
including	439.16	445.13	5.97	4.44	6.33	6.33	LU
CAN302	196.09	201.77	5.68	4.88	1.18	1.18	Holandez
	354.95	375.11	20.16	17.34	1.35	1.35	LVLPC
including	354.95	361.19	6.24	5.37	2.57	2.57	LVLPC
	386.73	399.44	12.71	10.93	2.06	2.06	MU
	435.47	442.42	6.95	5.98	1.84	1.84	LU
CAN303	237.10	2400.55	3.45	2.70	1.96	1.96	Holandez
	394.04	452.51	58.47	45.81	2.48	2.48	LVLPC+MU+LU
	394.04	403.78	9.74	7.63	2.84	2.84	LVLPC
including	394.04	403.78	9.74	7.63	5.96	5.96	LVLPC
including	414.12	419.02	4.90	3.84	2.03	2.03	LVLPC
including	429.25	433.41	4.16	3.26	3.03	3.03	MU
including	441.17	446.71	5.54	4.34	8.30	8.30	LU

*High assay values have been cut to 30 g/t Au.

The drill contractor used on the property was Geosol – Geologia e Sondagens Limitada.

11-3

12   SAMPLING METHOD AND APPROACH

The current methodology of sampling drill core and underground workings at Jacobina are described below.

Diamond drill core:

1.               Core is placed in labelled boxes at the drill site and the boxes are transported by the drill contractor to the logging facility.

2.               Sampling/assay intervals are generally one meter in length in the conglomerates and 1.5 m in the boundary quartzites but can be shorter to respect geological boundaries.

3.               Sample numbers are assigned to the intervals.  Certified standards and blanks are inserted into the sample stream.

4.               Core samples (NQ) from the surface drilling are cut in half with one half sent for assay and the other half stored on site.  Underground drilling (BQ) is sampled in its entirety.  The surface core samples are placed in bags and are shipped to the Acme Analytical Laboratories S.A. (Acme) in Goiania, Brazil.  The underground exploration core samples are placed in bags and are shipped to the SGS Geosol Laboratorios Ltda. (SGS) in Belo Horizonte, Brazil.  Duplicate drill samples and coarse reject samples are also sent for analysis.

Scott Wilson RPA notes that the certified standards used by JMC are purchased from an external source.  These standards are composed of different mineralogy than in the Jacobina ores.  It is recommended that a series of standards are prepared and certified using material gathered at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

No overall core recovery statistics were reviewed, but from the inspection of a number of drill logs and visual inspection of split core from several drill holes, it is estimated that there is better than 95% overall core recovery.  In Scott Wilson RPA’s opinion, the sampled core should provide a reliable reflection of the mineralization in the mining operation.

12-1

Underground sampling is carried out as follows:

1.               Underground faces are washed and the contacts of the mineralization are marked.

2.               Channel samples are taken horizontally across the face in both ore and waste respecting the geological contacts.  The normal sample length is 0.5 m.

3.               Samples are bagged and sent to the Jacobina laboratory for preparation and assaying.  No standards or blanks are inserted into the sample stream.

Scott Wilson RPA is of the opinion that the sampling methodologies at Jacobina conform to industry standards.  Even though the results of the underground samples are used for short term forecasting and grade control, and not for Mineral Resource estimation, Scott Wilson RPA recommends that standard and blank samples are added to the underground channel samples prior to analysis.

12-2

13          SAMPLE PREPARATION, ANALYSES AND SECURITY

JMC used both SGS (ISO 9001:2000) in Belo Horizonte, Brazil and Acme (ISO 9001:2000) in Goiania, Brazil and Santiago, Chile for sample preparation and assaying of exploration and delineation drill core from Jacobina.  Core samples were delivered to the laboratory in sealed batches by truck to Salvador and then sent by air to Belo Horizonte or Goiania.  Certified standards, blanks, and pulp duplicates were used for quality control purposes.  Core duplicates and coarse reject samples were submitted.  Duplicate check assays on samples originally analyzed by SGS have been completed by Acme.

A corporate report on quality assurance/quality control (QA/QC) for Yamana showed that 31 certified standard samples and 34 blanks were submitted with exploration drill samples from the Jacobina area in October 2008.  A total of 56 core duplicates and 19 coarse crush duplicates were also submitted.  QA/QC samples from the Pindobaçu area totalled 27 certified standards, 42 blanks, and 89 core duplicates.  Between January and the end of October 2008, a total of 330 blanks, 766 coarse duplicates, 331 certified standards and 538 pulp duplicates were submitted.

The following procedure was used by Acme for Jacobina’s surface exploration sample preparation and assaying:

1.	A submittal form is filled out by a Jacobina geologist or technician and delivered with the samples to Acme.
2.	Samples are sorted, logged in, opened, and dried as required.
3.

The entire samples are crushed in a jaw crusher to better than 70% passing 10 mesh. Crushers are cleaned with compressed air between every sample and with quartz sand every fifth sample. Granulometric checks are done on three percent of crushed samples.

4.

A 250 g subsample is taken by a riffle split. The split is pulverized using a steel ring mill to better than 85% passing 200 mesh. Pulverizers were cleaned with compressed air and with quartz sand between every sample every

13-1

sample. Granulometric checks are completed on three percent of crushed samples.
5.

Standard fire assay (FA) methods using a 50 g pulp sample were used to determine total gold content.  Samples logged with visible gold can be assayed using a metallic assay protocol.  In this case a 500 g split is pulverized to 95% passing 150 mesh and screening this pulp results in a fine and coarse fraction (containing any coarse gold) for assaying.

6.

The sample, fluxes, lead oxide litharge, and silver are mixed and fired at 1050º so that the precious metals report to the molten lead metal phase.  The samples are removed from the furnace and poured into molds.  Next the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 950º to oxidize all the lead and render a precious metal bead.

7.

The beads are weighed and digested in nitric and hydrochloric acid to take the precious metals into solution.  The sample solutions are analyzed by inductively couple plasma emission spectroscopy (ICP-ES).  For metallic assays, the coarse fraction is assayed in total and an aliquot of the fine fraction is analyzed.  The gold concentration of the entire sample is determined by weighted average.

8.	Analytical batches contain 35 client samples, a pulp duplicate, a coarse reject sample, two reagent blanks, and two certified standards.

The following procedure was used by SGS for Jacobina’s underground exploration sample preparation and assaying:

1.	Samples are sorted, logged in, opened, and dried at 110ºC.
2.

The samples are crushed to 95% -2 mm using a TM Rhino crusher.  A 500 g split is pulverized to 95% passing 150 mesh.  Crushers are cleaned with compressed air between every sample and with coarse quartz sand every 20th sample.  Pulverizers are cleaned with compressed air after each sample and with fine quartz every 20th sample.  Sieve tests are completed on every 20th crushed and every 20th pulverized sample.

3.	Fifty grams of the sample, fluxes, lead oxide litharge, and silver are mixed at predetermined levels and fired at 1.100ºC for one hour so that the precious

13-2

metals report to the molten lead metal phase.  The samples are removed from the furnace and poured into molds.  Next the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 950ºC ± 25ºC to oxidize all the lead and render a precious metal bead.

4.

The cupels are removed from the furnace and the beads are separated for acid digestion using nitric and hydrochloric acid to take the precious metals into solution.  The sample solutions are analyzed by atomic absorption spectrophotometer (AAS).

5.	An analytical batch contains 37 client samples, a blank sample, two pulp duplicates, and two certified reference standards.

Scott Wilson RPA is of the opinion that the sample preparation and assay procedures used for the exploration and delineation drill core samples are in keeping with industry standards.

Sample preparation and assays are also carried out at the Jacobina Mine Complex laboratory.  The mine laboratory analyzes samples from channel samples and production drilling.  The laboratory also handles samples for process control in the plant as well as for environmental monitoring.  The laboratory is operated under contract by SGS and employs SGS internal protocols as at the SGS laboratory in Belo Horizonte.

The mine laboratory at Jacobina was undergoing significant renovations at the time of the site visit by Scott Wilson RPA.  It is understood that these renovations and improvements were prompted by a laboratory audit by Mr. Barry Smee of Smee and Associates Consulting Ltd. in June 2008.  Mr. Smee found problems with procedures and numerous deficiencies with worn equipment in all stages of the sample preparation and assay process.  He concluded that, “the SGS Jacobina mine laboratory was not operating to industry best practice.  This laboratory should not be used for resource calculations until the deficiencies have been addressed.”  (Smee, 2008).  In fact, the channel samples and production drill core assayed at the Jacobina laboratory are used for short term purposes such as grade control and are not used in resource or reserve estimates.

13-3

SAMPLE SECURITY

Samples are handled only by personnel authorized by JMC.  Samples from the mining operation are delivered directly to the mine laboratory each day upon completion of the underground sampling.  All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel.  The mineralized core intervals are logged and sampled, and the samples are delivered directly to Acme in Goiania.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site.  The second half of split core is stored on-site as a control sample, available for review and resampling if required.

Based on our review and discussions with Jacobina personnel, Scott Wilson RPA is of the opinion that sample security procedures at the Jacobina Mine Complex are in keeping with industry standards.

13-4

14          DATA VERIFICATION

Jacobina drill samples were submitted to Acme in Goiania, Brazil, and Santiago, Chile, for sample preparation and assaying respectively.  Assay certificates are electronically transmitted to the mine.  Upon passing QA/QC protocols, the results were downloaded into the Jacobina database.

Part of the resource database and several drill log files were reviewed by Scott Wilson RPA for accuracy of assay transcription from the assay certificates.  No significant errors were noted.  As well, reports containing control charts and detailing the results of the assay standards and blanks for the drill core were reviewed.  Jacobina procedures appear to identify assay failures when blanks and /or standards failed to pass set criteria.  Prior to October 30, 2008, failure criteria for standards were set at a very conservative level of one standard deviation.  Since then the failure threshold has been raised to two standard deviations, which corresponds to industry practice.  In the case of the first failure, 25% of the batch is reanalyzed.  If a second failure occurs, the entire sample batch is reanalyzed.  The failure threshold for blanks is set at 25 ppb, which corresponds to five times the assay detection limit for gold.  Assay control charts for the standard and blank samples for the period January to October 2008 are appended in Figure 25-2.

The results of the duplicate exploration core samples from the Jacobina Mine Complex area show a fairly wide dispersion and are considered unsatisfactory by Jacobina personnel.  Studies are underway to increase the size of the duplicate sample from the current quarter core split.  Duplicate coarse crush samples show good correlation.

Scott Wilson RPA requested drill logs, collar and downhole surveys, as well as assay certificates for 11 of the drill holes drilled in the past two years.  All standard data were found to be correctly entered onto the drill logs.  One error in the collar coordinates was noted.  Examination of split core in the core shed confirmed that lithologies and sample depths were accurately recorded in the drill logs.

14-1

Based on our data review and discussions with Jacobina personnel, Scott Wilson RPA is of the opinion that data entry and verification procedures of exploration data at Jacobina are in keeping with industry standards.

14-2

15          ADJACENT PROPERTIES

There is nothing to report in this section as Yamana controls almost all of the Bahia Gold Belt except for a few small garimpeiro holdings.

15-1

16          MINERAL PROCESSING AND METALLURGICAL TESTING

PROCESSING PLANT

The mineral process plant at the Jacobina Mine Complex was expanded from the original 4,000 to 4,200 tpd to 6,500 tpd in 2007.  Additional crushing and leaching capacity has been added but the overall metallurgical process remains standard (Figure 16-1).  The process involves the following activities:  three-stage crushing of the ore, grinding of the crushed material into a pulp, gravity concentration of coarse gold, leaching of the pulp in a conventional cyanide leaching process, gold extraction of the enriched solution in Carbon-in-Leach (CIL) and Carbon-in-Pulp (CIP) tanks, and gold recovery in a electrolytic circuit.

The run-of-mine material is trucked to the crushing facilities located adjacent to the processing plant.  The broken ore is passed through a grizzly (80% < 180 mm) and fed to the jaw crusher with a capacity of 800 tonnes per hour.  The coarsely crushed material is then passed through secondary and tertiary cone crushers with a capacity of approximately 600 tonne per hour.  The secondary crusher reduces the size of the feed to 80% < 100 mm and the tertiary crusher further reduces the feed to 80% < 25 mm.

The product of the crushers is fed to two storage silos and then into two ball mills where the material is ground to 80% < 13 mm.  The No. 1 mill has dimensions of 3,658 mm by 6,706 mm and is powered by a 1,342 kW motor and the No. 2 mill has dimensions of 4,572 mm by 9,144 mm is powered by a 2,500 kW motor.

Part of the material from the grinding circuit is pumped to the leach tanks.  The leaching circuit consists of seven CIL tanks with a total capacity of 5,350 m3.  The pulp is next sent to the CIP circuit which is made up of six 180 m3 mechanically agitated CIP tanks.  The remainder of the pulp containing the coarse gold is processed through a Knelson Concentrator and Acacia Reactor.  It is estimated that 50% of the gold in the plant is handled by the concentrator/reactor combination.

16-1

The enriched carbon from the CIP circuit is removed and the gold is placed into solution.  The pregnant solution from the CIP circuit and from the Acacia Reactor is circulated through electrolytic cells and a doré bar is produced at the induction furnace.  The doré bars have a nominal composition of 97% gold and 3% silver.  The doré bars are transported by air to Umicore in Sao Paulo for refining.

METALLURGICAL TESTING

No metallurgical testing has been completed since the testwork on Morro do Vento ore as reported in the Technical Report by Godoy and Gonzalez (2008).

PLANT PRODUCTION

Plant adjusted production for 2008 totalled 1,388,087 tonnes grading 1.83 g/t Au after considering smelter recovery (Table 16-1).  The monthly tonnage and grade varied during the year as both mines and the plant were in an expansion phase.  Low throughput tonnage in February to April 2008 resulted from repairs to one of the ball mills, and the drop in gold recovery in the second half of 2008 was caused by changes to the circuits as part of the expansion plan.  These changes included ramp -up of the thickener and the CIP tanks as well as the flow rate of the circuit.

16-2

TABLE 16-1 2008 PLANT PRODUCTION

Yamana Gold Inc. – Jacobina Mine Complex

	Production
Month	Tonnes	Grade (g/t Au)	Recovery (%)
January	115,981	1.98	95.01
February	37,656	2.24	95.81
March	47,114	2.15	95.28
April	80,143	1.71	94.41
May	131,236	1.91	91.60
June	120,437	2.08	87.11
July	118,300	1.52	79.68
August	122,034	1.79	88.45
September	146,623	1.81	89.93
October	166,247	1.69	87.64
November	156,855	1.55	89.12
December	145,460	2.01	90.96
Total	1,388,087	1.83	89.86

16-3

FIGURE 16-1   PROCESS PLANT FLOW SHEET

16-4

17          MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

For this report, Scott Wilson RPA has reviewed the Mineral Resource and Mineral Resource estimates of the Jacobina Mine Complex of Yamana, as reported by Yamana as of December 31, 2008.  Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Jacobina estimates.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  Scott Wilson RPA, however, notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of reefs within the Basal, Serra do Córrego, and João Belo deposits to allow for comparison of the JMC estimates with the Scott Wilson RPA estimates, based on the surface and underground drill hole data and wireframes provided.

Gold mineralization at the Jacobina Mine Complex is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  The gold-bearing reefs range in size from 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  These reefs are grouped into deposits that contain Measured plus Indicated Mineral Resources ranging from 36,000 tonnes to 8,046,000 tonnes, and grades ranging from 1.85 g/t Au to 3.45 g/t Au (Tables 17-1 and 17-2).  Most of these deposits are currently producing.

The 2008 Jacobina Mineral Resources reported by Yamana total some 35.5 million tonnes of Measured and Indicated Mineral Resources at an average grade of

17-1

approximately 2.66 g/t Au including the mineral resources which have been converted to Mineral Reserves.  The deposits are also reported to contain some 25.2 million tonnes of Inferred Mineral Resources at an average grade of approximately 2.2 g/t Au (Table 17-3).

Scott Wilson RPA notes that the resources listed in Tables 17-1, 17-2, and 17-3 are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

TABLE 17-1 MEASURED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2008)
Yamana Gold Inc. – Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Basal (MVT Extension)	2,613,600	2.35	197,600
Canavieiras	3,536,600	3.45	392,000
João Belo	8,045,800	2.23	576,400
Morro do Vento	3,063,700	2.14	210,500
Serra do Córrego	670,800	2.62	56,500
Total Measured	17,931,000	2.49	1,433,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au (Pindobaçu 1.5 g/t Au) based on a long-term price of $700/oz Au and a total recovery of 90%.

4.               No minimum mining width was used.

5.               High assay values were cut using separate top cut values for each deposit.

6.               Measured Mineral Resources include resources used to estimate Mineral Reserves.

7.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17-2

TABLE 17-2 INDICATED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2008)
Yamana Gold Inc. – Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Basal (MVT Extension)	570,300	2.43	44,600
Canavieiras	6,355,800	3.36	685,900
João Belo	6,644,700	1.92	411,000
João Belo Sul	768,300	2.55	63,000
Morro do Vento	1,257,500	2.61	105,500
Serra do Córrego	36,100	2.99	3,500
Pindobaçu	1,980,400	4.58	291,700
Total	17,613,000	2.83	1,605,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au (Pindobaçu 1.5 g/t Au) based on a long-term price of $700/oz Au and a total recovery of 90%.

4.               No minimum mining width was used.

5.               High assay values were cut using separate top cut values for each deposit.

6.               Indicated Mineral Resources include to resources used to estimate Mineral Reserves.

7.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

TABLE 17-3 INFERRED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2008)
Yamana Gold Inc. – Jacobina Mine Complex

Deposit	Tonnes	Grade (g/t Au)	Gold (oz)
Canavieiras	2,551,000	3.4	281,000
João Belo	8,381,000	2.1	569,000
João Belo Sul	3,892,000	1.7	209,000
Morro do Vento	5,427,000	2.1	362,000
Serra do Córrego	4,600,000	2.2	331,000
Pindobaçu	374,000	3.8	46,000
Total Inferred	25,200,000	2.2	1,800,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au (Pindobaçu 1.5 g/t Au) based on a long-term price of $700/oz Au and a total recovery of 90%.

4.               No minimum mining width was used.

5.               High assay values were cut using separate top cut values for each reef.

6.               Inferred Mineral Resources are in addition to Mineral Reserves.

7.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17-3

INTRODUCTION

The methodology of estimating Mineral Resources by JMC and Yamana staff on recently updated resource estimates includes:

•                  Statistical analysis and variography of gold values in the assay database.

•                  Construction of a block model using Vulcan software.

•                  Grade interpolation using a kriging method.

A small amount of the resource estimates in the older parts of the mines or in outlying areas have been estimated in the past using a longitudinal section polygonal methodology and have not yet been converted to block model estimates.

RESOURCE DATABASE AND VALIDATION

Scott Wilson RPA received header, survey, assay, lithology, composite data, and solids for the Basal, Canavieiras, João Belo, Morro do Vento, and Serra do Córrego deposits from Yamana.  The database comprised 2,637 drill holes with 300,638 m of drilling for an average drill hole length of 114 m.  The database comprised 362,212 assay records totalling 299,962 m of assays for an average interval length of 0.83 m.  A total of 111,126 lithological records were included in the database.  Resource solids were provided for most reefs.

A total of 835 drill holes with 123,619 m of drilling from the database intersected the solids in the Yamana block models.  The average length of intersecting drill hole was 148 m.  The intersecting drill holes contained 157,800 assays of which 20,804 assays intersected the grade shells.  The average assay interval was 0.78 m in the intersecting drill holes and 0.52 m within the deposit solids.

All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by JMC geological staff and maintained as an on-site database.  A variety of validation queries and routines were run in Gemcom to help identify data entry errors.  The database was found to be in good shape and no

17-4

significant problems were noted.  Scott Wilson RPA also verified a number of data records with original assay certificates and drill logs.  No significant discrepancies were identified.

ASSAY COMPOSITES

Previous studies of sample lengths have determined that 0.5 m was the most common length at Jacobina.  A composite length of 1.0 m was selected by JMC so that the majority of the assay intervals were not split into separate composite values.

GRADE CAPPING

The gold assay database was statistically examined by JMC for the presence of local high-grade outliers which could potentially affect the accuracy of the resource estimate (Figure 17-1).  Once these outliers were identified, the overall grade distributions of each deposit were used to establish cutting values.  Each deposit was examined separately.  Table 17-4 shows the capping values assigned to each deposit.

17-5

FIGURE 17-1  CUMULATIVE PROBABILITY PLOTS BY DEPOSIT

Basal Deposit

17-6

Canavieiras Deposit

Morro do Vento Deposit

João Belo Deposit

17-7

Serra do Córrego Deposit

TABLE 17-4 TOP CUT VALUES
Yamana Gold Inc. – Jacobina Mine Complex

Deposit	Top Cut Threshold for Samples (g/t Au)
Basal	20
Canavieiras	50
João Belo	30
Morro do Vento	10
Serra do Córrego	20

Resource estimates were run without using cut assay values for comparison.  At the 0.5 g/t Au cut-off grade, the cut composite resource contained approximately 21,260, or 10.0%, more ounces of gold in the Basal reef, 31,741, or 2.6%, more ounces of gold in the João Belo reefs, and 11,440, or 10.3%, more ounces of gold in the Serra do Córrego reefs.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Drill hole data, plotted on detailed cross sections at approximately 25 m intervals including all assay data, provide the basis for the geological interpretation and estimation of average grades of resource blocks.  The pierce points of the mineralized intersections are then plotted on vertical longitudinal sections.

JMC developed 3D solids using Vulcan software from the mineralized outlines on the cross sections.  The wireframe models are created using 3D polylines that are snapped on to the drill hole intervals.  Polylines are created on cross sections and are joined together using tie lines, and the wireframes solids are validated.  JMC constructed block models in Vulcan for each reef using sub-block option to accurately reflect the 3D shapes of the veins.

ASSAY STATISTICS

The statistical analyses that were carried out on the database included:

•                  Histograms with basic statistics.

17-8

•                  Log-probability plots.

•                  Declustering of assay values

•                  Variography

The results of the variography are summarized in Table 17-5.  The plots of the variograms are appended in Figure 25-1.

TABLE 17-5 VARIOGRAPHY SUMMARY
Yamana Gold Inc. – Jacobina Mine Complex

Model	Basal	Canavieiras	João Belo	Morro do Vento	Serra do Córrego
C0 - Nugget	0.220	0.420	0.500	0.300	0.240
C1 – 1st Structure	0.500	0.400	0.400	0.400	0.500
C2 – 2nd Structure	0.180	0.130	0.050	0.250	0.180
C3 – 3rd Structure	0.100	0.050	0.050	0.050	0.080
A1 – 1st Range X	4	20	8	8	10
A2 – 2nd Range X	10	30	20	15	25
A3 – 3rd Range X	25	35	70	35	30
A1 – 1st Range Y	5	18	10	5	10
A2 – 2nd Range Y	15	20	30	15	25
A3 – 3rd Range Y	25	40	80	50	35
A1 – 1st Range Z	2	1	2	2	2
A2 – 2nd Range Z	4	3	4	5	3
A3 – 3rd Range Z	6	4	6	10	4

Scott Wilson RPA tagged those assays to be included in the resource estimation in the Basal, João Belo, and Serra do Córrego deposits.  A total of 11,124 assays were identified within the areas to be estimated.  Basic statistics for uncut and cut gold assays on a zone by zone basis are given in Table 17-6.

17-9

TABLE 17-6 SUMMARY OF ASSAY RECORDS
Yamana Gold Inc. – Jacobina Mine Complex

ZONE	Uncut Au (g/t)	Cut Au (g/t)
Basal Zone (n=1,700)
Mean	2.63	2.20
Standard Deviation	7.04	3.59
Coefficient of Variation	2.68	1.63
Maximum	126.33	20.00
João Belo Zone (n=8,700)
Mean	2.33	2.22
Standard Deviation	5.62	8.81
Coefficient of Variation	2.42	1.72
Maximum	294.45	30.00
Serra do Córrego Zone (n=724)
Mean	3.58	2.78
Standard Deviation	8.92	4.81
Coefficient of Variation	2.49	1.72
Maximum	105.2	20.00

Table 17-7 shows the basic statistics for the assay composites within the grade shells.  JMC opted to complete statistical analysis of the cut composites based on the small difference between the cut assay values and the cut composites.  Scott Wilson RPA notes that it is normal practice to use assay values for statistical evaluation.  However, after comparing the statistics of cut assay values with those of the cut composites and completing a block model using both sets of values, Scott Wilson RPA agrees that, in this case, the difference in grades is within the acceptable range of a Measured or Indicated Mineral Resource.

17-10

TABLE 17-7 SUMMARY OF ASSAY COMPOSITES
Yamana Gold Inc. – Jacobina Mine Complex

Zone	Uncut Assays (g/t)	Cut Assays (g/t)	Cut Composites (g/t)
Basal Zone (n=709)
Mean	2.37	2.05	2.29
Standard Deviation	3.94	2.56	3.30
Coefficient of Variation	1.66	1.25	1.44
Maximum	46.46	18.20	20.00
João Belo Zone (n=4,746)
Mean	2.18	2.09	2.15
Standard Deviation	3.39	2.88	3.17
Coefficient of Variation	1.56	1.37	1.43
Maximum	62.89	27.94	30.00
Serra do Córrego Zone (n=364)
Mean	2.81	2.29	2.64
Standard Deviation	5.18	3.33	4.32
Coefficient of Variation	1.84	1.46	1.64
Maximum	40.81	17.81	20.00

DENSITY

Scott Wilson RPA understands that density measurements have been made on drill core over the years by Jacobina staff and the average value used in the estimation of Mineral Resources is 2.6 g/cc for all reefs and waste rock including dykes.  While an average value may be appropriate for large volumes of resource material, it is unlikely that each mineralized zone will have this exact average density value.

Scott Wilson RPA used the 2.6 g/cc value in the independent resource check.  Considering the similar nature and continuity of all the conglomerates in the various reefs, an average value is allowable for resource estimation at Jacobina, but Scott Wilson

17-11

RPA recommends more detailed investigations on the bulk densities of the various reefs and rock types.

INTERPOLATION PARAMETERS AND BLOCK MODELS

Block model grades were interpolated into blocks using Ordinary Kriging, and appropriate parameters for each mine.  This was done using an elliptical octant search in two passes so as to populate the reef solids with resource gold grades.  A minimum of six and a maximum of 24 composites were required for interpolation, with no maximum number of composites for any drill hole or minimum number of drill holes.  A minimum of two octants and a minimum of one sample per octant were also required.  The parameters for the block model were as follows:

•                  Block size: 10.0 m (E-W) x 10.0 m (N-S) x 10.0 m (vertical)

•                  Sub-blocks: 0.01 m x 0.01 m x 0.01 m.

•                  Average density: 2.6 g/cc.

•                  Search radii: Dependant on the spatial analysis of each mine (Table 17-8)

TABLE 17-8 MINERAL RESOURCE SEARCH DISTANCES
Yamana Gold Inc. – Jacobina Mine Complex

Search Distance	Basal		Canavieiras		João Belo		Morro do Vento		Serra do Córrego
(m)	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2	Pass 1	Pass 2
1	25	100	35	140	70	280	35	140	30	120
2	25	100	40	160	80	320	50	200	35	140
3	6	24	4	16	6	24	10	40	4	16

Longitudinal views of the Basal, João Belo, and Serra do Córrego deposits are shown in Figures 17-2, 17-3, and 17-4.

Scott Wilson RPA notes that the second and final search volume is based on a distance equating to four times the variogram range for each deposit.  This large value tends to interpolate grades in blocks a significant distance from the drill holes unless limited by the constraining wireframe.  JMC contends that the style of the sedimentary quartz pebble hosted mineralization supports this interpolation strategy.  As well, the tonnage resulting from this extended search occurs mostly in the dip direction and is not

17-12

large, and most of this more distant tonnage is classified as Inferred Resources during the classification process.

In Scott Wilson RPA’s opinion, the search parameters used for the grade interpolation are acceptable for the Jacobina deposits but are not consistent with common industry practice which would limit final search distances to one and a half or two times the range.

17-13

FIGURE 17-2   GRADE DISTRIBUTION OF THE BASAL DEPOSIT

17-14

FIGURE 17-3   GRADE DISTRIBUTION OF THE JOÃO BELO DEPOSIT

17-15

FIGURE 17-4   GRADE DISTRIBUTION OF THE SERRA DO CÓRREGO DEPOSIT

17-16

CLASSIFICATION OF THE MINERAL RESOURCES

The resource blocks are classified based on average distance of data points and on the minimum number of samples from different octants, as shown in Table 17-9.

TABLE 17-9   MINERAL RESOURCE CLASSIFICATION PARAMETERS

Yamana Gold Inc. – Jacobina Mine Complex

Resource Category	Average Distance (m)	Samples and Octants
Measured	0 to 25	3 samples from 2 octants
Indicated	25 to 60	3 samples from 2 octants
Inferred	>60	No minimum

The Measured Resource category required a minimum of three samples from a minimum of two different octants in order to use more widely spaced data.  No minimum number of drill holes was specified.  The Indicated Resource category also required a minimum of three samples from a minimum of two different octants in order to use more widely spaced data.  Both categories required geological continuity (the same domain) over the search distance.

The resource categories of the blocks were displayed on longitudinal sections and many erratic areas were noted (Figures 17-5, 17-6, and 17-7).  These erratic areas occur as scattered blocks assigned as a higher category located within an area made up entirely of blocks assigned a lower category or vice versa.  Scott Wilson RPA recommends that the classification scheme is “smoothed” into consistent classification volumes.

17-17

FIGURE 17-5   RESOURCE CLASSIFICATION OF THE BASAL DEPOSIT

1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
8,754,800 N
8,755,000 N
8,755,200 N
8,755,400 N
8,755,600 N
8,755,800 N
8,756,000 N
0 50 100 150 200
Metres
Resource Classification
Measured
Indicated
Inferred
· Drill Hole intercept
March 2009
SCOTT WILSON RPA
www.scottwilson.com

Figure 17-5

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Vertical Longitudinal Section Resource Classification of the Basal Deposit

17-18

FIGURE 17-6   RESOURCE CLASSIFICATION OF THE JOÃO BELO DEPOSIT

1000 Elev
800 Elev
600 Elev
400 Elev
200 Elev
0 Elev
8,750,800 N
8,751,400 N
8,751,600 N
8,751,800 N
8,752,000 N
0 50 100 150 200
Metres
Resource Classification
Measured
Indicated
Inferred
• Drill Hole intercept
March 2009
SCOTT WILSON RPA
www.scottwilson.com

Figure 17-6

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Vertical Longitudinal Section Resource Classification of the João Belo Deposit

17-19

FIGURE 17-7   RESOURCE CLASSIFICATION OF THE SERRA DO CÓRREGO DEPOSIT

8,756,400 N
8,756,600 N
8,756,800 N
8,757,000 N
8,757,200 N
8,757,400 N
8,757,600 N
1200 Elev
1000 Elev
800 Elev
600 Elev
400 Elev
Resource Classification
Measured
Indicated
Inferred
· Drill Hole intercept
0 50 100 150 200
Metres
March 2009

Figure 17-7

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Vertical Longitudinal Section
Resource Classification of the
Serra Córrego Deposit

SCOTT WILSON RPA
www.scottwilson.com

17-20

MINERAL RESOURCE SUMMARY

Table 17-10 contains the Mineral Resources for the Jacobina operations as of December 31, 2008.

TABLE 17-10   MINERAL  RESOURCES  (DECEMBER 31, 2008)

Yamana Gold Inc. – Jacobina Mine Complex

Classification	Tonnes	Grade (g/t Au)	Gold (oz)
Measured	17,931,000	2.49	1,433,000
Indicated	17,613,000	2.83	1,605,000
Total Measured & Indicated	35,543,000	2.66	3,038,000

Inferred Mineral Resources	25,200,000	2.2	1,800,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au (Pindobaçu 1.5 g/t Au) based on a long-term price of $700/oz Au and a total recovery of 90%.

4.               No minimum mining width was used.

5.               High assay values were cut using separate top cut values for each deposit.

6.               Measured and Indicated Resources include resources used to estimate Mineral Reserves.

7.               Inferred Mineral Resources are in addition to Mineral Reserves.

Scott Wilson RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.  Scott Wilson RPA is also not aware of any mining, metallurgical, infrastructure, and or relevant factors that would materially affect the Mineral Resource estimate.

MINERAL RESOURCE VALIDATION

Validation of the block models by Yamana included:

•                  On screen displays of plans and sections showing composite and block grades.

•                  Drift analysis calculated over “slices” along the strike of each zone.  For these analyses, the kriged mean grades were compared with the original sample mean grades.

17-21

Scott Wilson RPA understands that the results of the above validation were satisfactory.  Scott Wilson RPA also recommends that future estimates be validated using the total tonnes, grade, and gold content from an alternate interpolation method (Nearest Neighbour) as well as the current validation methodologies.

Figure 17-8 shows the results of the Drift Analyses for gold comparing block grades versus original samples.  The results show satisfactory correlation.

17-22

FIGURE 17-8   DRIFT ANALYSES

Basal

Canavieiras

João Belo

17-23

Morro do Vento

Serra do Córrego

17-24

Scott Wilson RPA validated the block models for each zone.  Cross-sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades.  No significant errors were noted.

An inverse distance squared (ID2) estimate was independently completed on selected zones using verified grade shells.  The results were compared with the Yamana kriged totals (Table 17-11).  It is Scott Wilson RPA’s opinion that the two series of estimates show acceptable agreement.

TABLE 17-11   COMPARISON OF MINERAL RESOURCE ESTIMATES

Yamana Gold Inc. — Jacobina Mine Complex

	Measured Resources		Indicated Resources		TOTAL
Location	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
Basal
JMC	2,614,000	2.35	570,000	2.43	3,184,000	2.37
Scott Wilson RPA	2,589,000	2.32	550,000	2.29	3,139,000	2.36
João Belo
JMC	7,742,000	2.23	5,497,000	1.92	13,329,000	2.10
Scott Wilson RPA	7,064,000	2.27	5,310,000	1.88	12,374,000	2.10
Serra do Córrego
JMC	671,000	2.62	36,000	2.99	707,000	2.64
Scott Wilson RPA	654,000	2.66	22,000	3.18	676,000	2.67

Notes:

1.               Totals may not add correctly due to rounding.

2.               Mineral Resources are estimated at a 0.5 g/t Au cut-off grade.

MINERAL RESERVES

Using the Measured and Indicated Resources (Table 17-12), Yamana compiled the underground LOM Plan schedule.  The process uses a series of steps including the construction of potential mining outlines based on the longhole open stoping mining method.  Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system.  The intervening mineralization (Bench portion) that will be drilled is then modelled.  Mine

17-25

dilution, containing gold grades, is added into the design by expansion of the solids (Table 17-13).

TABLE 17-12   MINERAL RESOURCES USED TO ESTIMATE MINERAL RESERVES (DECEMBER 31, 2008)

Yamana Gold Inc. — Jacobina Mine Complex

	Measured Resources		Indicated Resources		TOTAL
Location	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
Basal (MVT Ext.)	1,764,700	2.46	385,900	2.53	2,150,600	2.47
Canavieiras	1,663,700	3.32	3,682,500	3.23	5,346,200	3.26
João Belo	4,243,500	2.24	4,113,500	1.92	8,357,000	2.08
Morro do Vento	1,163,300	1.93	477,000	3.04	1,640,300	2.25
Serra do Córrego	442,000	2.60	12,300	3.31	454,300	2.62
Total	9,277,200	2.45	8,671,200	2.57	17,948,400	2.51

Notes:

1.               Totals may not add correctly due to rounding.

2.               Mineral Resources are estimated at a 0.5 g/t Au cut-off grade.

TABLE 17-13   MODIFYING FACTORS USED TO ESTIMATE MINERAL RESERVES (DECEMBER 31, 2008)

Yamana Gold Inc. — Jacobina Mine Complex

Location	Overbreak (%)	Underbreak (%)	Mining Recovery (%)	Dilution Grade (g/t Au)
Basal (MVT Ext.)	12	5	95	0.25
Canavieiras	12-15	5	95	0.25
João Belo	15	5	95	0.25
Morro do Vento	15	5	95	0.25
Serra do Córrego	12	5	95	0.25

Using these factors (Table 17-13) to produce diluted tonnes and grades, the economic value of each potential mining area is calculated using a forecast long-term gold price of US$725 per ounce.  These economic values are weighed against forecast costs and metallurgical recoveries for each potential mining area and the resulting economically viable mine areas are totalled to produce the Mineral Reserves.

17-26

The Mineral Resources not used in the reserve estimation process are compiled and reported by Yamana as Mineral Resources, in addition to Mineral Reserves (Table 17-14).

Scott Wilson RPA notes that isolated and potentially unmineable material rejected by the mine planning process is included as Mineral Resources.  While some of this material may be mined at a future date, some of it will not bear the cost of mine development and will not be mined.  This material should not be listed as a Mineral Resource as it is not potentially economic.

17-27

TABLE 17-14   MINERAL RESOURCES (IN ADDITION TO MINERAL RESERVES)

Yamana Gold Inc. — Jacobina Mine Complex

	Measured Resources			Indicated Resources			Measured + Indicated			Inferred Resources
Mine	Tonnes	Grade (g/t Au)	Gold (oz)	Tonnes	Grade (g/t Au)	Gold (oz)	Tonnes	Grade (g/t Au)	Gold (oz)	Tonnes	Grade (g/t Au)	Gold (oz)
Basal (MVT Ext.)	848,800	2.13	58,200	184,300	2.24	13,300	1,033,200	2.15	71,400	—	—	—
Canavieiras	1,873,000	3.56	214,400	2,673,400	3.53	303,200	4,546,300	3.54	517,500	2,550,000	3.4	281,000
João Belo	3,802,400	2.22	271,000	2,531,200	1.93	157,100	6,333,600	2.10	428,100	8,380,000	2.1	569,000
João Belo Sul	—	—	—	768,300	2.55	62,900	768,300	2.55	62,900	3,890,000	1.7	209,000
Morro do Vento	1,900,400	2.26	138,300	780,600	2.35	58,900	2,680,900	2.29	197,200	5,430,000	2.1	362,000
Serra do Córrego	228,800	2.65	19,500	23,800	2.82	2,200	253,000	2.66	21,600	4,600,000	2.2	331,000
Pindobaçu	—	—	—	1,980,400	4.58	291,700	1,980,400	4.58	291,700	370,000	3.8	46,000
Total	8,653,300	2.52	701,200	8,942,000	3.09	889,200	17,595,400	2.80	1,590,400	25,200,000	2.2	1,797,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               Mineral Resources are estimated at a 0.5 g/t Au (Pindobaçu 1.5 g/t Au) cut-off grade.

17-28

The 2008 Jacobina Mineral Reserves reported by Yamana total some 19.50 million tonnes of Proven and Probable Mineral Reserves at an average grade of 2.23 g/t Au.

Scott Wilson RPA notes that the reserves listed in Tables 17-15, 17-16, and 17-17 are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves and are NI 43-101 compliant.

TABLE 17-15   PROVEN MINERAL RESERVE ESTIMATE (DECEMBER 31, 2008)

Yamana Gold Inc. – Jacobina Mine Complex

Mine	Reef	Tonnes	Grade (g/t Au)	Gold (oz)
Basal (MVT Ext.)	Bas	1,883,500	2.21	134,100
Canavieiras	LU, MSPC, MU	1,801,200	2.95	170,600
João Belo	ARB, LMPC, LVLPC, MPC	4,636,000	1.98	295,000
Morro do Vento	Bas, LU, LVLPC, MU	1,270,900	1.71	69,900
Serra do Córrego	LU, MU	470,300	2.35	35,500
	Total Proven	10,061,900	2.18	705,100

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at a cut-off grade of 0.8g/t Au based on a long-term price of $725/oz Au and mining/metallurgical recovery of 90%.

4.               A minimum mining width of 2.5 m was used.

5.               High assay values were cut using separate top cut values for each reef.

TABLE 17-16   PROBABLE MINERAL RESERVE ESTIMATE (DECEMBER 31, 2008)

Yamana Gold Inc. – Jacobina Mine Complex

Mine	Reef	Tonnes	Grade (g/t Au)	Gold (oz)
Basal (MVT Ext.)	Bas	411,200	2.28	30,100
Canavieiras	LU, MSPC, LU	3,994,000	2.86	367,600
João Belo	ARB, LMPC, LVLPC, MPC	4,494,000	1.70	245,900
Morro do Vento	Bas, LU, LVLPC, MU	521,100	2.68	44,800
Serra do Córrego	LU, MU	13,100	2.98	1,300
	Total Probable	9,433,400	2.27	689,800

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at cut-off grades of 0.8 g/t Au based on a long-term price of $725/oz Au and mining/metallurgical recovery of 90%.

4.               A minimum mining width of 2.5 m was used.

5.               High assay values were cut using separate top cut values for each reef.

17-29

TABLE 17-17   MINERAL  RESERVES  (DECEMBER 31, 2008)

Yamana Gold Inc. – Jacobina Mine Complex

Classification	Tonnes	Grade (g/t Au)	Ounces Gold
Proven	10,062,000	2.18	705,000
Probable	9,443,000	2.27	690,000

Total Mineral Reserves	19,495,000	2.23	1,395,000

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at cut-off grades of 0.8 g/t Au based on a long-term price of $725/oz Au and a mining/metallurgical recovery of 90%.

4.               A minimum mining width of 2.5 m was used.

5.               High assay values were cut using separate top cut values for each reef.

RECONCILIATION

Jacobina employs a mine call factor (MCF) as a measure for reconciling production.  The MCF, which averaged 97% for 2008, is calculated to represent the variance between estimated and accounted gold production from the mine and mill, respectively.

In Scott Wilson RPA’s opinion, the MCF is within an acceptable range, and supports the assumptions used for Mineral Reserve evaluation and mine planning purposes.

17-30

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

The Jacobina Mine Complex operates as a combination of underground mines feeding to one common processing facility.  Specifically, production is sourced from Morro do Vento, João Belo, Canavieiras, Serra do Córrego, and Basal mines, which are operated on a seven day per week operating schedule.

MINE ACCESS

The underground access at the Jacobina Mine Complex is via five metre by five metre ramps, which provide access to all working levels in the mines, including any mine infrastructure located underground.  The underground openings in the Jacobina Mine Complex are very stable, and no signs of ground deterioration were observed during the underground inspection.  A longitudinal section of the Morro do Vento Mine access ramp and sublevels is shown in Figure 19-1.

19-1

FIGURE 19-1   LONGITUDINAL SECTION

19-2

MINE DESIGN AND EXTRACTION

The mining method that is used at the Jacobina Mine is sublevel retreat open stoping.  Figures 19-2, 19-3, and 19-4 show the typical stope configuration at the João Belo Mine.  Figure 19-5 shows the longitudinal section of the João Belo Mine, including the existing and planned stope openings as well as the location and spacing of the rib pillars and sill pillars.

In general, the mining layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit longhole drilling to approximately 30 m.  Production drilling, completed by electric hydraulic tire-mounted in-the-hole (ITH) hammer drill rigs, is planned from the sublevel to the drill drift or undercut drift.  As indicated on the sections, stopes are drilled from below and above the access drifts.  During drift development, if the ore zone is wider than the drift, a test hole is drilled from the drift to the ore contact approximately every 20 m along the drift length.  Production drill holes are drilled approximately 0.50 m past the contacts.

The parallel development drifts are established in both the footwall and hanging wall contact, as permitted by the zone widths.  This allows for parallel straight holes and pre-shearing holes to be drilled along both the footwall and hanging wall contacts.  Parallel holes in conjunction with pre-shearing holes are completed with the electric hydraulic ITH drills, which significantly reduces the drill hole deviation and wall sloughing.  Production drilling includes both 75 mm and 115 mm diameter drill holes.  Low energy ANFO is the blasting agent used in the blast holes.  When wet conditions are encountered, cartridges of emulsion type explosive are used.  The company is currently testing bulk-loaded, emulsion type explosives, and Scott Wilson RPA is in agreement with this initiative as it could result in better performance and lower costs.

19-3

FIGURE 19-2   STOPE DRILL SECTION 470

SCOTT WILSON RPA

Jacobina Mineracao e Com. LTDA
Yamana Gold Inc.
Mina:JOÃO BELO
Projeto: PERFURAÇÃO E DESMONTE
Local:1580/435_LMPC
Nivel:470-T
Espac. furos:3.00
Data:09/12/08
Esc.:1/250
Rev.:
Linha: L05-T
Secao:8751620.48
Vista Oper.:NORTE
Afast. Linhas:3.00
Autor:Elmano
Aprov.:
L. Ref. 6
Coto=477.1m
N470 LMPC
L05-T

Figure 19-2

Yamana Gold Inc.

Jacobina Property
Bahia State, Brazil

João Belo Mine
Stope Drill Section 470 Level

March 2009

Source: Yamana Gold Inc., 2008.

www.scottwilson.com

19-4

FIGURE 19-3   STOPE DRILL SECTION 470

Mina:JOÃO BELO
Projeto: PERFURAÇÃO E DESMONTE
Local:BL-1580/470 LMPC N:470 P
Espac. furos:3,30
Data:08/01/09
Esc.:1/250
Rev.:
Linha: L05-P
Secao:8751620,483
Vista Oper.:NORTE
Afast. Linhas:3,00
Autor:Elmano
Aprov.:
L.Ref. 5
N470 – LMPC
Cota 477.7m
15
14
13
12

Figure 19-3

Yamana Gold Inc.

Jacobina Property
Bahia State, Brazil

João Belo Mine
Stope Drill Section 470 Level

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA

www.scottwilson.com

19-5

FIGURE 19-4   STOPE DRILL SECTION 435

Jacobina Mineracao e Com. LTDA
Yamana Gold Inc.
Mina:JOÃO BELO
Projeto: PERFURAÇÃO E DESMONTE
Local:1580/435 LMPC N
Nivel:435 Te
Espac. furos:3,0m
Data:03/12/08
Esc.:1/250
Rev.:
Linha: L05-Teto
Secao:8751619.09
Vista Oper.:NORTE
Afast. Linhas:3,0m
Autor:Chud
Aprov.:
L. Ref. 5
N435 LMPC
L05-T
Cota=437 5m
OBSERVACAO:
OS FUROS 11 12 13 e 14
USAR 0 DE ANGULO FRONTAL

Figure 19-4

Yamana Gold Inc.

Jacobina Property

Bahia State, Brazil

João Belo Mine
Stope Drill Section 435 Level

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA

www.scottwilson.com

19-6

FIGURE 19-5   JOÃO BELO MINE LONGITUDINAL SECTION

SCOTT WILSON RPA

CAVA CEU ABERTO
SUPERFICIE
X-SECTION
900
800
700
600
500
400
300
200
JOÃO BELO – II
JOÃO BELO – I
0
100
200
300
400
Metres
LEGEND:
EXISTING DRIFT
PROJECTED DRIFT
MINED AREA
LAVRA - JAN/08
LAVRA - FEV/08
LAVRA - MAR/08
RAMPA EXISTENTE
RAMPA PROJETADA
INTRUSIVA
RECURSO INFERIDO
RECURSO INDICADO

Figure 19-5

Yamana Gold Inc.

Jacobina Property

Bahia State, Brazil

João Belo Mine
Longitudinal Section

March 2009

Source: Yamana Gold Inc., 2008.

www.scottwilson.com

19-7

For the stope configuration shown in Figure 19-4, where stope widths are significantly wide, Scott Wilson RPA would recommend driving a second drift on the footwall side to improve drilling precision and permit drilling parallel to the contact, which would effectively increase mine extraction and reduce dilution.

Rib pillars are left along strike where required, and placed in low-grade or waste areas within the orebody.  Sill pillars and stope access pillars are temporarily left and removed once mining has been completed above.  Pillars are designed based on the rock mechanics study completed by MLF Geotecnica e Mechanicia de Roches Ltda (MLF).  The pillar design for stoping is presently completed by the rock mechanics companies Itasca S.A. and SRK Consulting (SRK).  Mining recovery based on this application was calculated to be approximately 88%, which is consistent with what is currently being achieved, and also comparable to orebodies with similar size, geometry, ground conditions and applied mining method.

The blasted stope shape is verified using the cavity monitoring system (CMS) after every five blasts, or approximately every 10 m to 15 m linearly along the strike of the stope.  This permits verification of dilution from both overbreak and underbreak.

All production mucking is performed by 15 tonne load-haul-dump (LHD) machines equipped with remote controls.  Transport of ore occurs on a dedicated haulage drift, and is completed with 35 tonne haul trucks.  Once the trucks leave the underground, they travel on a high speed, double lane, hard pack haulage road and dump directly into the crusher plant or on a surface stockpile.

While there is no backfill plant on surface, approximately 35% of all the development waste is dumped into old stopes.  Scott Wilson RPA would encourage backfilling where practical, which would serve to help ground support efforts and reduce hauling cost.

NEW MINING METHODS

An investigation into a new mining method for zones typically below 40º dip is being carried out with the aid of Itasca S.A. (Itasca) and SRK.  This method would use “Up-hole

19-8

Retreat” and stope design is currently in process.  As muck flow problems are encountered at low dip angles, stope dimensions need to be developed with consideration for effective drilling, blasting, and mucking to optimize the ore recovery.  An analysis of room and pillar stoping for the Canavieiras South was also carried out by SRK.  Scott Wilson RPA supports this initiative to assess new or improved methods to optimize recovery of the ore in the Jacobina Mine Complex.

DILUTION AND EXTRACTION

Stope dilution is incurred from irregularities in the orebody, overbreak from blasting, and deterioration of stope walls and back during mucking.  For the purposes of estimating Mineral Reserves and developing the production schedule, a dilution of 12% or 15% is applied depending on the general orebody geometry.  A dilution grade of 0.25 g/t Au is assumed.  A global extraction of 95% is applied for all stopes.

Scott Wilson RPA finds the dilution and extraction assumptions to be reasonable.

GEOMECHANICS AND GROUND SUPPORT

Table 19-1 shows the various mining related studies undertaken with the cost in Brazilian Reals and also the current status of the studies.

TABLE 19-1   MINING STUDIES

Yamana Gold Inc. – Jacobina Mine Complex

Study	Details	Cost (R$)	Completion Date
ITASCA	Empirical and Numerical Analysis	211,100	Completed
RUNGE	Prepare XPAC	53,599	Mar.17, 2009
MAPTEK	Mine Layout and Sequencing	55,685	Completed
CRA	Hydrological Study	60,840	Cancelled
SRK	Geomechanics Study	165,217	Completed
IPT	Final Report	19,560	Completed
Total		565,941

Ground conditions observed by Scott Wilson RPA during the December 2008 visit indicate excellent ground conditions with very stable backs and walls.  Minimal ground

19-9

support was observed in the ramps and drifts, with 2.4 m rebar bolts installed where necessary.  The installation of wire meshing is determined after geomechanical classification is assessed in the field using the Barton methodology.  At the intersection of ramp or drift openings, detailed structural mapping is completed to assess any potential wedge failures.  A typical cable bolting pattern, using 10 m cables, is shown in Figure 19-6.

PILLAR RECOVERY

In the past, the JMC did not include rib pillar recovery in the mine plan but will implement pillar recovery in future.  At present, some 600,000 tonnes of rib pillars grading 2.10 g/t Au are included in the Mineral Reserves and in the LOM Plan.  While no monitoring of ground is presently utilized, Scott Wilson RPA is of the opinion that this may be required in the future, given the plans to carry out rib pillar recovery on a consistent basis.

In reviewing the operations, pillar failures were noted to have occurred at the João Belo Mine in 2006 and 2007.  Geotechnical reports, completed by Itasca and Golder Associates S.A. in 2007, recommended a maximum hydraulic radius value of 13 m below the 500 level to reduce the chances of pillar failure.

Problems with pillar recovery will negatively affect the total metal recovered and project economics.  Scott Wilson RPA would recommend the preparation of a detailed mine plan for pillar recovery to mitigate these risks, and ensure pillar extraction can be completed in a safe manner.  The use of various materials for backfill should also be evaluated in this planning.  The need for appropriate monitoring instrumentation must be investigated.  Scott Wilson RPA is of the opinion that the recovery factor for the rib pillars, presently equivalent to the stope recovery, is optimistic.  Scott Wilson RPA would recommend reducing the rib pillar extraction to approximately 50% to 60%, until practice dictates otherwise.

19-10

FIGURE 19-6   TYPICAL GROUND SUPPORT STANDARD - CABLES

SCOTT WILSON RPA

Linha: 03 (TETO)
Mina: CANAVIEIRAS
Local: RAMPA- CAN-SUL
Seção: Vista do operador
Projeto: ATIRANTAMENTO
Nivel:
Autor: Elmano
Aprov.: __________
Esc: 1/200
Data: 16/03/2009
Revisao: 01
F-1
F-2
F-3
F-4
F-5
F-6
F-7

Figure 19-6

Yamana Gold Inc.

Jacobina Property
Bahia State, Brazil

João Belo Mine
Typical Ground Support Standard - Cables

Source: Yamana Gold Inc., 2008.

March 2009

www.scottwilson.com

19-11

MINE EQUIPMENT

A list of the mine equipment for the Jacobina Mine Complex is provided in Table 19-2.  The fleet size requirements are determined with the assistance of Runge Consulting Services.

MATERIAL HANDLING & SERVICES

All material handling underground is done using the appropriate equipment as shown in the equipment list.  Haulage trucks and LHDs are used for moving all waste and ore material to the appropriate places.  Explosives are delivered in wheeled vehicles equipped with the proper safety apparatus.  Mechanical service and equipment maintenance is completed using adequately equipped service vehicles provided for the mechanical crews.

19-12

TABLE 19-2  MINE EQUIPMENT

Yamana Gold Inc. – Jacobina Mine Complex

Equipment	Description	2007 (Dec, 2007)	2008 (Nov, 2008)

Boomer (two boom)	Atlas Copco Jumbo 282, Sandvik Axera D-06	7	8

Drill rigs (in the hole hammer)	Atlas Copco Simba M6C	3	3

Drill rigs (top hammer)	Sandvik Solo 7	4	4

Articulated trucks	Volvo A35-D	2	1

Underground dump trucks	Caterpillar AD-45	7	8

LHD 15 tons capacity	Sandvik Toro 10, Atlas Copco ST-14 and ST-1520, Cat R-1700	3	5

LHD 10 tons capacity	Sandvik Toro 007	7	6

Scaler	Normet Scamec	2	3

Anfo loader	Normet Charmec	3	3

Scissor lift	Normet Utility Lift	3	5

Rock support drill rigs	Sandvik Robolt	0	1

Front end loader	Volvo L 120	2	2

Grader	Volvo G710A, Cat 135H	1	2

Road truck	Scania P-420	0	8
	Total	44	59

MINE INFRASTRUCTURE

RAMP

All internal mine workings are connected via the ramp system which is sized to accommodate the underground low-profile equipment utilised.  The ramp system provides for rapid access and for efficient ore haulage from the mine to the processing plant.

19-13

VENTILATION

The mine ventilation for the various mines is provided by surface and underground electrical ventilation fans located as required.  In total, over 6,000 hp of installed ventilation is required to adequately supply the ventilation requirements.  Ventilation fans vary from 40 hp to 550 hp.  The ventilation circuit for the João Belo Mine is shown in Figure 19-7.

DEWATERING

Dewatering of the underground openings is completed using underground sumps and adequate dewatering pumps.  Underground water is pumped to sumps located at the portals of the ramps and subsequently pumped to a treatment basin where pH is adjusted to the required level using caustic soda.  Essentially all of the mine water is recycled for use and very little fresh water is required.  Improvements are being made to the pumping system at the João Belo Mine and the future system is shown in Figure 19-8.  Planned additions to the existing system will include the surface clarifier and the caustic soda tank.

19-14

FIGURE 19-7   JOÃO BELO MINE VENTILATION CIRCUIT

JBN-3
JBN-2
JBN-1
LEGEND:
Existing Drift
Projected Drift
Return Air
Fresh Air
Reading
Pillars
Opening
0
100
200
300
400
Metres

Figure 19-7

Yamana Gold Inc.

Jacobina Property

Bahia State, Brazil

João Belo Mine

Mine Ventilation

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA

www.scottwilson.com

19-15

FIGURE 19-8   JOÃO BELO MINE PUMPING SYSTEM

SCOTT WILSON RPA

N820
RESERVATÓRIO 820
JOÃO BELO
UTA
MISTURADOR
HOPPER 60m3
CLARIFICADOR
JOÃO BELO
PORTAL
NIVEL 730
KSB 80-250
BOMBA 20cv
100m3/h
PEAD 63 PN10
BOMBA
DOSADORA
30L/h
10m3
SODA CAUSTICA
BOMBA 30cv
60m3
N730
N720
RIO
CAPTAÇÃO
JOÃO BELO I
RESERVATÓRIO
JOÃO BELO III
P/ FRENTES SERVIÇO
JOÃO BELO I e II
JOÃO BELO
PORTAL
NIVEL 670
BOMBA
70m3/h
DECANTADOR
N670
N635
PEAD 140 PN16
N590
3 BOMBAS EM SÉRIE
60m3/h
40cv
RESERVATÓRIO 555
288m3
ESTAÇÃO BOMB. 555
N555
BOMBA 30cv
60m3
CAIXA METÁLICA
3,5m3
BOMBA 3,5cv
30m3
PEAD 140 PN16
N500
N470
BOMBA
DOSADORA 9,5 L/h
DOSAGEM SODA
CAUSTICA
DECANTADOR
RESERVATÓRIO 435
2x6m3
2 BOMBAS EM SÉRIE
60m3/h
40cv
ESTAÇÃO BOMB. 435
N435
BOMBA
VERTICAL 25m3
PEAD 110 PN10
N405
BOMBA
VERTICAL 25m3
PEAD 110 PN10
N375
BOMBA
VERTICAL 25m3
PEAD 110 PN10
N345
BOMBA 3,5cv
30m3
FUNDO RAMPA
CAIXA METÁLICA
3,5m3
BOMBA 30cv
60m3
N315

Figure 19-8

Yamana Gold Inc.

Jacobina Property

Bahia State, Brazil

João Belo Mine
Pumping System (Future)

BOMBA - PUMP
ESTACAO - STATION
RESERVATORIO - SUMP/RESERVOIR
CAIXA - BOX
DOSADORA - METERING PUMP

March 2009

Source: Yamana Gold Inc., 2008.

www.scottwilson.com

19-16

COMPRESSED AIR

Stationary compressors are used only at the João Belo Mine, with mobile compressed air units used elsewhere.  The compressed air requirements are relatively small as all the drilling equipment is electrical and other major equipment is diesel operated.

COMMUNICATIONS

Communications underground is facilitated by a “Leaky Feeder” system, which permits constant contact with the mine supervisors and the operating and service crews in various locations throughout the mine complex.

POWER

The mine is supplied with power from the national power grid.  Power consumption during 2008 increased from approximately 5.5 million kWh in January to 7.0 million kWh in November.  Monthly costs averaged 1.5 million Brazilian Reals or about US$850,000, per month during this period.  Sufficient power is available from the national grid for the present expansion.

SAFETY

The safety statistics at the Jacobina Mine Complex to November 2008 are shown in Table 19-3.

TABLE 19-3   SAFETY STATISTICS – NOVEMBER 2008

Yamana Gold Inc. – Jacobina Mine Complex

	Year-to-Date		Month		Variance
Item	Budget	Actual	Budget	Actual	(%)
All Injuries	4	31	72	133	-775
Loss Time Injuries	0	6	0	4	-400
Loss Time Frequency	4.28	1.85	1.84	15.63	-849
Non-Loss Time Injury	55	127	4	27	-675
Non-Loss Time Injury Frequency	13.84	39.11	9.18	105.53	-1,160
Safety Interactions	10,655	12,440	700	561	-20

The accident statistics shown in the table include mine employees and contractors. The safety statistics are extremely important as a monitoring tool.  The actual injury rate

19-17

is significantly higher than planned at JMC.  Scott Wilson RPA would recommend keeping the contractor and mine employee statistics separate to help to identify problem areas.  A reduction in accident frequency is very important from a productivity, cost, and employee moral point of view.  The safety interactions listed in the above table refer to the safety card distribution and interaction of supervision with employees.

MARKETS

The principal commodity at Jacobina is freely traded at prices that are widely known, so prospects for sale of any production are virtually assured.  Scott Wilson RPA used a LOM weighted average gold price of $725 per ounce for Base Case evaluation.

CONTRACTS

The Jacobina Mine Complex operations have several contracts that are in effect, as outlined in the following subsections.

COLLECTIVE AGREEMENT

JMC has a collective bargaining agreement with the Sindicato dos Trabalhadores Na Indǔstria Da Extracão De Ouro E Metais Preciosos, Calcãrio, Pedras E Minerais Não Metãlicos de Jacobina dated April 28, 2008 which is in effect until March 31, 2009. A new contract agreement is anticipated to be completed during April 2009.  During the site visit, Scott Wilson RPA observed that company and employee relations appeared to be very good.

CONTRACT MINING

JMC uses contract miners to carry out part of the underground ramp development.  Presently, the mine contractor, Toniolo Busnello S.A. is developing the Morro do Vento Block 1 South with 2,500 m to complete at a contract price of US$1,556 / m.

19-18

ELECTRICAL POWER

The hydro power is provided from the national power grid via supplier COELBA under subgroup A3, with the incoming power at 69 kV, three phase, 60 cycle.  Peak demand is 11,100 kW with off peak demand at 15,100 kW.  The contract is valid until December 2013, with annual readjustment of the tariff.

DORÉ TRANSPORT

Gold doré produced at the mine is transported via helicopter to Salvador and then on to São Paulo for refining.  The details of the gold sales were not available.

ENVIRONMENTAL CONSIDERATIONS

The environmental permits for the Jacobina Mine Complex are listed in Table 19-4.  Presently, a major tailings construction project is underway at the site in preparation for future production with a completion date of June 2009.  The new tailings area is shown in Figure 19-9.

The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas, and the tailings facility.  A new closure plan is scheduled to be prepared in June 2009.

19-19

TABLE 19-4   ENVIRONMENTAL PERMITS

Yamana Gold Inc. – Jacobina Mine Complex

Area	License Number	Description	Valid	Status (Renewal Protocol Number)
Water	259/04-DG	New water use	11/09/2012
	260/04-DG	Sewage Discharge	20/11/2009

Deforestation	Nº 1244/2008	For the New Tailings Dam	06/06/2009

Operation	4414/2004	General Extraction and Mining Operation	30/06/2008	2008-001372/TEC/RLO-0009
	6104/2005	João Belo Underground Mine Operation	30/06/2008	2006-004477/TEC/LO-0091
	6105/2005	Plant and Tailings Dam Operation	30/06/2008	2006-004475/TEC/LO-0090
	6106/2005	Morro do Vento Underground Mine Operation	30/06/2008	2008-001367/TEC/RLO-0006
	7800/2007	Canavieiras Underground Mine Operation	30/06/2008	2008-001369/TEC/RLO-0007
	7801/2007	Basal Underground Mine Operation	30/06/2008	2008-001374/TEC/RLO-0011

Alteration	9606/2008	New Tailings Dam Construction	26/06/2011

Other	0459/2007 - 3599	Hazardous Waste Transport	30/08/2008	2008-013150/TEC/ATRP-0220
	Simplified License N° 034/08	Clay extraction license	31/12/2008
	Simplified License N° 056/08	Canavieiras Fuel Storage	23/07/2009
	Simplified License N° 057/08	João Belo Fuel Storage	23/07/2009
	Register Certified Nº 7116	Explosives Storage License -Army	17/02/2009
	Register Certified N°116/2008	Firefighters Licence	30/10/2009

19-20

FIGURE 19-9 TAILINGS AREA

CANAVIEIRAS
SERRA DA
PANHA
SERRA DO
CORREGO
SERRA
DA LAGARTIXA
TAILINGS
FACILITY
SITE FACILITIES
PROCESSING PLANT
CRUSHING PLANT
MORRO DO VENTO
JOÃO BELO NORTH
WASTE
PILE
OPEN PIT
JOÃO BELO
OFFICE
ITAPICURU
DAM
DAM

LEGEND:
- BUILDINGS
- RIVER
- ROADS

0 500 1000 1500 2000
Metres

Figure 19-9

Yamana Gold Inc.

Jacobina Property
Bahia State, Brazil

Tailings Area

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA
www.scottwilson.com

19-21

TAILINGS STORAGE FACILITY

At the time of the site visit in December 2008, there was a major tailings construction project underway at the Jacobina Mine Complex.  The tailings dam lining was being installed and material movement was in process.  The new tailings storage facility, being capable of holding 20 years of tailings, is scheduled to be completed in July 2009.

19-22

LIFE OF MINE PLAN

The LOM Plan for Jacobina is shown in Table 19-5.

Scott Wilson RPA notes that the LOM Plan presented in the report is based on production tonnes and grade and development requirements, as forecasted by Yamana.  Scott Wilson RPA has adjusted the production quantities to reflect the updated Mineral Reserves, and has included additional allowances for sustaining development.  The current LOM Plan, which only considers production from Mineral Reserves, spans a total mine life of approximately 11 years.

PRODUCTION SCHEDULE

Production over the mine life is sourced from the Joao Belo, Morro Do Vento, Basal, Serra do Córrego, and Canavieiras mines.  The processing plant facilities have been upgraded, and the projected production rates in the LOM Plan reflect this additional capacity.

A production rate of approximately 6,000 tpd is planned for the first two years of the schedule, followed by a ramp-up to approximately 7,500 tpd for three years.  As Mineral Reserves begin to be depleted from the various mines, the production rate gradually decreases to approximately 2,500 tpd, at which point the Canavieiras Mine is the sole source of production ore.  A total of 19.5 million tonnes at 2.23 g/t Au is included in the LOM Plan.

Scott Wilson RPA notes that the LOM Plan includes pillar extraction in the João Belo, Morro Do Vento, and Basal mines, which has been scheduled to occur at the end of each mine’s respective life.  Scott Wilson RPA notes that the Mineral Reserve conversion factors for the pillars are optimistic, and significantly lower extraction may be encountered.  However, as pillar material amounts to approximately 3% of the Mineral Reserve tonnage and contained ounces, the effects of lower extraction are considered insignificant.

19-23

TABLE 19-5   LIFE OF MINE PLAN

Yamana Gold Inc. - Jacobina Mine Complex

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
YEAR		1	2	3	4	5	6	7	8	9	10	11	12	TOTAL
PHYSICALS

Ore Production

Joao Belo	‘000 t	1,272	1,184	1,413	1,302	1,134	1,126	1,014	686	—	—	—	—	9,130
	g/t Au	2.00	1.69	1.68	1.40	1.72	1.55	2.19	3.15	—	—	—	—	1.84

Morro Do Vento	‘000 t	344	263	461	431	293	—	—	—	—	—	—	—	1,792
	g/t Au	1.71	1.79	2.28	1.90	2.18	—	—	—	—	—	—	—	1.99

Basal	‘000 t	135	459	450	517	487	247	—	—	—	—	—	—	2,295
	g/t Au	1.91	1.81	2.53	2.05	2.55	2.36	—	—	—	—	—	—	2.23

Serra Do Corrego	‘000 t	—	10	40	127	90	155	27	34	—	—	—	—	483
	g/t Au	—	0.78	1.23	1.62	3.26	1.89	3.90	5.55	—	—	—	—	2.37

Canavieiras	‘000 t	348	101	395	256	487	584	524	692	672	827	908	—	5,795
	g/t Au	3.41	1.95	1.88	2.23	2.21	2.66	2.54	2.66	2.67	3.99	3.45	—	2.89

Total	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23
	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
	tpd	5,998	5,762	7,884	7,524	7,118	6,034	4,470	4,033	1,921	2,362	2,593	—

Waste Production
Joao Belo	‘000 t	167	114	79	37	—	—	—	—	—	—	—	—	397
Morro Do Vento	‘000 t	125	102	62	—	—	—	—	—	—	—	—	—	289
Basal	‘000 t	218	194	129	65	7	6	—	—	—	—	—	—	619
Serre Do Corrego	‘000 t	—	58	69	27	—	—	—	—	—	—	—	—	154
Canavieiras	‘000 t	85	105	101	115	151	99	58	28	—	—	—	—	741
Allowance	‘000 t	—	—	—	—	—	—	—	212	212	106	—	—	529

Total	‘000 t	595	573	440	244	158	105	58	239	212	106	—	—	2,729
	tpd	1,700	1,636	1,256	698	451	301	165	683	605	302	—	—

Total moved	‘000 t	2,694	2,589	3,199	2,878	2,649	2,217	1,622	1,651	884	933	908	—	22,224
	tpd	7,698	7,398	9,141	8,222	7,569	6,335	4,635	4,717	2,526	2,665	2,593	—

METALLURGY

Mill Capacity	‘000 t	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900

Mill Feed	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23
	tpd	5,998	5,762	7,884	7,524	7,118	6,034	4,470	4,033	1,921	2,362	2,593	—

Contained Gold	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
Metallurgical Recovery	%	94.5%	93.7%	94.5%	93.8%	94.9%	95.1%	95.5%	96.1%	96.4%	95.4%	94.3%	0.0%	94.8%
Recovered Gold	‘000 ozs	139	106	163	135	159	127	112	129	56	101	95	—	1,323

19-24

DEVELOPMENT SCHEDULE

JMC uses several consulting firms for different aspects of their mine planning and design.  For the development and production scheduling, Maptek provided assistance to the JMC personnel.

The underground development required to sustain production targets is presented in Table 19-6, and includes ramping and lateral drifting.  Development quantities are separated between ore and waste, and an approximate daily rate of advance is shown per mine, based on 350 days per year.

In general, Scott Wilson RPA considers the projected advance rates to be reasonable.  For the Canavieiras Mine, certain years show development to exceed 7,000 m, or 20 metres per day (m/d).  Scott Wilson RPA feels that these advance rates may be slightly aggressive, and may lead to shortfalls in production targets.  For future scheduling of sustaining development, Scott Wilson RPA suggests the use of 15 m/d as a maximum rate of advance, or 5,250 m per year.

To provide the required access for maintaining production levels, an average development rate of 30 m/d will be required.  Higher development requirements are found in the earlier years of mine life, with rates between 40 m/d to 55 m/d.  Required development levels decrease to approximately 15 m/d in the later years of the mine life as Mineral Reserves continue to deplete.

The schedule provided by Yamana shows all sustaining development to be completed three years prior to the end of production activities.  In Scott Wilson RPA’s opinion, additional development may be required near the end of the mine life, and allowances have been made accordingly.

Ongoing ventilation through the mine life is primarily facilitated with drop raises between production levels.  A 160 m raise, completed by raisebore, has been included for the Canavieiras Mine.

19-25

TABLE 19-6   DEVELOPMENT SCHEDULE

Yamana Gold Inc. - Jacobina Mine Complex

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
YEAR		1	2	3	4	5	6	7	8	9	10	11	12	TOTAL

JOÃO BELO
Ore	m	2,983	1,928	3,971	948	—	—	—	—	—	—	—	—	9,830
Waste	m	2,619	1,770	1,220	610	—	—	—	—	—	—	—	—	6,218
Total	m	5,602	3,698	5,191	1,557	—	—	—	—	—	—	—	—	16,048
Daily Advance	m/day	16.01	10.57	14.83	4.45	—	—	—	—	—	—	—	—

MORRO DO VENTO
Ore	m	916	936	909	—	—	—	—	—	—	—	—	—	2,761
Waste	m	1,778	1,578	963	—	—	—	—	—	—	—	—	—	4,320
Total	m	2,694	2,514	1,872	—	—	—	—	—	—	—	—	—	7,080
Daily Advance	m/day	7.70	7.18	5.35	—	—	—	—	—	—	—	—	—

BASAL
Ore	m	1,220	1,650	1,427	1,181	1,293	1,310	—	—	—	—	—	—	8,081
Waste	m	3,217	3,003	2,085	2,185	1,399	1,310	—	—	—	—	—	—	13,199
Total	m	4,437	4,653	3,512	3,365	2,692	2,621	—	—	—	—	—	—	21,280
Daily Advance	m/day	12.68	13.29	10.03	9.61	7.69	7.49	—	—	—	—	—	—

SERRA DO CÓRREGO
Ore	m	—	220	891	1,474	—	—	—	—	—	—	—	—	2,585
Waste	m	—	907	1,069	422	—	—	—	—	—	—	—	—	2,398
Total	m	—	1,127	1,959	1,896	—	—	—	—	—	—	—	—	4,983
Daily Advance	m/day	—	3.22	5.60	5.42	—	—	—	—	—	—	—	—

CANAVIEIRAS
Ore	m	664	1,980	6,036	4,025	4,515	5,356	2,829	1,054	—	—	—	—	26,457
Waste	m	1,021	1,631	1,561	1,780	2,341	1,524	851	428	—	—	—	—	11,137
Total	m	1,685	3,610	7,597	5,805	6,856	6,880	3,680	1,481	—	—	—	—	37,594
Daily Advance	m/day	4.81	10.32	21.71	16.59	19.59	19.66	10.51	4.23	—	—	—	—

ALLOWANCE
Waste	m	—	—	—	—	—	—	—	2,000	2,000	1,000	—	—	5,000

TOTAL
Ore	m	5,783	6,713	13,235	7,627	5,808	6,666	2,829	1,054	—	—	—	—	49,714
Waste	m	8,635	8,890	6,897	4,996	3,740	2,835	851	2,428	2,000	1,000	—	—	42,271
Total	m	14,418	15,604	20,132	12,623	9,547	9,501	3,680	3,481	2,000	1,000	—	—	91,985
Daily Advance	m/day	41.19	44.58	57.52	36.07	27.28	27.14	10.51	9.95	5.71	2.86	—	—

19-26

CAPITAL COST ESTIMATE

Total capital costs over the mine life are estimated to be $187.6 million.  These costs include exploration and sustaining development, machine and equipment replacement, tailings dam construction, mine closure, and Engineering, Procurement, Construction Management (EPCM) costs related to plant expansion.  The capital cost estimates, inclusive of direct and indirect costs, have been estimated by Yamana, with no allowance for escalation.  Scott Wilson RPA has reviewed the capital costs and finds them to be reasonable.

Estimated capital costs for the Project are summarized in Table 19-7.

TABLE 19-7  CAPITAL COST SUMMARY

Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($ ‘000)
Exploration Development	4,587
Sustaining Development	81,838
Machinery and Equipment	47,506
Trucks and Vehicles	8,304
Tailings Dam	5,000
Expansion	24,511
Mine Closure	15,137
Other	692
Total	187,574

Capital costs for ramp and lateral development include labour, materials, service and power, and have been estimated at approximately $1,900 per metre and $1,600 per metre, respectively.  Ramp development capital is based on contractor quotations.  Lateral development is assumed to be completed by owner crews, and capital costs have been estimated accordingly based on manpower levels, and consumption rates and budget unit costs of consumables.

Capital costs for machinery and equipment account for replacement, and costs for vehicles and trucks represent costs for new purchases.  The majority of this capital is directed to the underground mine, with smaller portions for plant and maintenance related equipment.  In general, these costs have been based on budget quotations.

19-27

The lined tailings dam is currently under construction, with completion estimated in June 2009.  The total capital for the structure, including costs for earthworks, materials and services, was estimated to be approximately $10 million.  Based on the current progress in construction, Scott Wilson RPA has assumed half of this capital to be sunk, leaving the remaining $5 million to be spent in 2009.  The cost estimated was based on information provided by JMC personnel.

Other capital costs not itemized in the above table include allowances for communications, computers, office supplies, building costs and technical studies.

The majority of capital cost items are based on budget quotations.  Contingencies were not included in developing ongoing capital costs for the Project.

The following is excluded from the capital cost estimate:

•                  Project financing and interest charges

•                  Owner’s costs

•                  Land acquisition, leases rights of way and water rights

•                  Escalation during construction

•                  Permits, fees and process royalties

•                  Environmental impact studies

•                  Initial fills and first charges

•                  Any additional civil, concrete work due to the adverse soil condition and location

•                  Insurance during construction

•                  Taxes

•                  Import duties and custom fees

•                  Cost of geotechnical investigation

•                  Working capital

•                  Sunk costs

•                  Pilot Plant and other testwork

•                  Exploration drilling

•                  Costs of fluctuations in currency exchanges

•                  Project application and approval expenses

•                  Future expansion

•                  Relocation of any facilities, if required

•                  Purchase of existing facilities and buildings

19-28

•                  All facilities outside Process Plant layout battery limit

•                  Permanent communications

•                  Townsite

•                  Rail service

•                  Construction camp

OPERATING COST ESTIMATE

The average unit operating cost over the LOM is $24.42 per tonne milled.  The operating costs include mining, processing, general and administrative (G&A), and other items such as insurance and refining.  Operating costs for the Project are summarized in Table 19-8.

TABLE 19-8  OPERATING COST SUMMARY

Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($/ t milled)
Mining	12.01
Process	9.01
G&A	1.79
Other	1.61
Total	24.42

Scott Wilson RPA was provided with cost data from 2008 and budget estimates for 2009 to 2011.  For the purposes of forecasting costs for the remaining years in the LOM Plan, Scott Wilson RPA has factored the budget unit costs using the historical production and cost data, and the projected throughput rates.

MINING COST

Mining operating costs are estimated to average $12.01 per tonne milled over the LOM, and include labour, consumables, equipment maintenance and operation and power.  The unit mine operating costs are summarized in Table 19-9 by production activity.

19-29

TABLE 19-9  MINING OPERATING COST ESTIMATE

Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($/t milled)
Drilling	3.16
Blasting	1.47
Loading	1.51
Hauling	1.66
Utilities	0.84
Support and Maintenance	1.48
Grade Control	1.52
Administration	0.37
Total	12.01

All lateral developing and stoping work is planned to be conducted by owner crews.  Labour costs have been developed using projected manpower levels, estimated salaries, scheduled overtime, and fringe benefits.  Manpower for the mine includes staff labour for mine supervision, engineering, geology, production, and maintenance.

Consumables costs related to drilling, blasting and material handling are estimated using average consumption rates and unit costs.  Major consumable costs include fuel and explosives, which have been estimated at approximately $0.90/L and $2.15/kg, respectively.

Power costs are estimated based on projected consumption rates and budget unit costs.  For 2008, unit power costs averaged $0.13/kWh and consumption was approximately 6.0 MW per month.

PROCESS COST

Process operating costs are estimated to average $9.01 per tonne milled.  The unit cost includes labour, consumables, maintenance, and power.  The estimated unit processing costs are presented in Table 19-10.

19-30

TABLE 19-10  PROCESS OPERATING COST ESTIMATE

Yamana Gold Inc. – Jacobina Mine Complex

Item	Total ($/t milled)
Crushing	0.88
Grinding	4.90
Thickening/Absorption/Electrolysis	1.04
Smelting/Storage	0.09
Utilities	0.29
Maintenance	1.10
Tailings Disposal	0.31
Administration	0.41
Total	9.01

Labour costs have been developed using projected manpower levels, estimated salaries, scheduled overtime, and fringe benefits.  Manpower for the processing facilities includes staff labour for supervision, equipment operation and maintenance.

Consumables and reagent costs related to milling and processing of ore are estimated using average consumption rates and unit costs.  Major consumable items for milling include balls and liner.  Major consumables for processing include cyanide and lime, which have been estimated at $1.75/kg and $0.10/kg, respectively.

As per the mine operating cost, power costs are estimated based on projected consumption rates and budget unit costs.

G&A AND OTHER COSTS

G&A and other operating costs are estimated to average $3.40 per tonne milled over the LOM, accounting for management, insurance, refining and general office expenditures.  Associated labour costs are estimated using projected manpower levels and loaded annual salaries.  Scott Wilson RPA notes that off-site overhead to account for head office administration has not been included.

19-31

TAXES

Based on guidance from Yamana, Scott Wilson RPA has not considered any royalties, government levies or interest.  Taxes have not been included, and all cash flows and Project economics have been evaluated and stated on a pre-tax basis.

MANPOWER REQUIREMENTS

Operational crews schedule is based on four groups that work on a three shift per day basis.  Table 19-11 shows a summary of the total manpower utilized in 2008.

TABLE 19-11  TOTAL MANPOWER (2008)

Yamana Gold Inc. – Jacobina Mine Complex

Area	Owner	Contract	Total
Management/Administration	91	75	166
Geology	97	9	106
Mining	312	144	456
Maintenance	181	22	203
Process Plant	78	75	153
General Labour	2	3	5
Total	761	328	1,089

Over the LOM, the total JMC manpower averages approximately 1,200 men, made up of approximately 800 mine employees and 400 contractors, with higher manpower levels observed during plant expansion.

ECONOMIC ANALYSIS

A pre-tax Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates, and is summarized in Table 19-12.  A summary of the key criteria is provided below.

19-32

ECONOMIC CRITERIA

PHYSICALS

	•	Mine life:		11 years

	•	Operations:		350 days per year

	•	Production rate:
			•	Minimum:	2,000 tpd
			•	Average:	5,100 tpd
			•	Maximum:	7,900 tpd

	•	Total mill feed:		19.5 million tonnes grading 2.23 g/t Au

	•	Metallurgical recovery:		94.8%

	•	Gold production:
			•	Minimum:	56,000 oz
			•	Average:	120,000 oz
			•	Maximum:	163,000 oz

REVENUE

	•	Gold price:		US$725 per troy ounce

	•	Exchange rate:		R$2.35 = US$1.00

	•	Gross revenue:
			•	Minimum:	$40 million
			•	Average:	$87 million
			•	Maximum:	$118 million

COSTS

	•	Unit operating costs (per tonne milled):
			•	Mining:	$12.01
			•	Process:	$9.01
			•	G&A and Other:	$3.40
			•	Total:	$24.42

	•	Capital costs:
			•	Exploration:	$4.6 million
			•	Expansion:	$24.5 million
			•	Tailings:	$5.0 million
			•	Sustaining:	$138.3 million
			•	Closure:	$15.1 million
			•	Total:	$187.6 million

	•	Unit cash cost per ounce:
			•	Cash Cost:	$360
			•	Capital:	$143
			•	Production Cost:	$502

19-33

TABLE 19-12 PRE-TAX CASH FLOW SUMMARY
Yamana Gold Inc. - Jacobina Mine Complex

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
YEAR		1	2	3	4	5	6	7	8	9	10	11	12	TOTAL

PHYSICALS

Ore Production

Joao Belo	‘000 t	1,272	1,184	1,413	1,302	1,134	1,126	1,014	686	—	—	—	—	9,130
	g/t Au	2.00	1.69	1.68	1.40	1.72	1.55	2.19	3.15	—	—	—	—	1.84

Morro Do Vento	‘000 t	344	263	461	431	293	—	—	—	—	—	—	—	1,792
	g/t Au	1.71	1.79	2.28	1.90	2.18	—	—	—	—	—	—	—	1.99

Basal	‘000 t	135	459	450	517	487	247	—	—	—	—	—	—	2,295
	g/t Au	1.91	1.81	2.53	2.05	2.55	2.36	—	—	—	—	—	—	2.23

Serra Do Corrego	‘000 t	—	10	40	127	90	155	27	34	—	—	—	—	483
	g/t Au	—	0.78	1.23	1.62	3.26	1.89	3.90	5.55	—	—	—	—	2.37

Canavieiras	‘000 t	348	101	395	256	487	584	524	692	672	827	908	—	5,795
	g/t Au	3.41	1.95	1.88	2.23	2.21	2.66	2.54	2.66	2.67	3.99	3.45	—	2.89

Total	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23
	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
	tpd	5,998	5,762	7,884	7,524	7,118	6,034	4,470	4,033	1,921	2,362	2,593	—
Waste Production
Joao Belo	‘000 t	167	114	79	37	—	—	—	—	—	—	—	—	397
Morro Do Vento	‘000 t	125	102	62	—	—	—	—	—	—	—	—	—	289
Basal	‘000 t	218	194	129	65	7	6	—	—	—	—	—	—	619
Serra Do Corrego	‘000 t	—	58	69	27	—	—	—	—	—	—	—	—	154
Canavieiras	‘000 t	85	105	101	115	151	99	58	28	—	—	—	—	741
Allowance	‘000 t	—	—	—	—	—	—	—	212	212	106	—	—	529
Total	‘000 t	595	573	440	244	158	105	58	239	212	106	—	—	2,729
	tpd	1,700	1,636	1,256	698	451	301	165	683	605	302	—	—
METALLURGY

Mill Feed	‘000 t	2,099	2,017	2,760	2,634	2,491	2,112	1,564	1,412	672	827	908	—	19,495
	g/t Au	2.18	1.74	1.94	1.70	2.09	1.97	2.33	2.97	2.67	3.99	3.45	—	2.23

Contained Gold	‘000 ozs	147	113	172	144	167	134	117	135	58	106	101	—	1,395
Metallurgical Recovery	%	94.5%	93.7%	94.5%	93.8%	94.9%	95.1%	95.5%	96.1%	96.4%	95.4%	94.3%	0.0%	94.8%
Recovered Gold	‘000 ozs	139	106	163	135	159	127	112	129	56	101	95	—	1,323

REVENUE

Gold Price (3-year Trailing Avg.)	US$/oz	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725	$725
Gross Revenue	US$ ‘000	$101,013	$76,649	$118,125	$97,955	$114,949	$92,406	$81,296	$93,789	$40,366	$73,394	$68,932	$—	$958,873

OPERATING COSTS

Mining	US$ ‘000	25,633	27,208	31,879	32,335	31,878	25,950	18,037	17,917	7,393	7,866	8,089	—	234,186
Process	US$ ‘000	18,550	17,963	23,086	22,239	21,272	18,639	14,661	13,503	7,461	8,802	9,484	—	175,659
G&A and Other	US$ ‘000	6,558	6,341	8,530	8,122	7,679	6,592	5,283	4,978	3,957	4,098	4,189	—	66,326
Total Cost	US$ ‘000	50,741	51,512	63,496	62,696	60,828	51,180	37,981	36,398	18,811	20,766	21,762	—	476,172

Unit Operating Costs
Mining	US$/t milled	12.21	13.49	11.55	12.28	12.80	12.29	11.53	12.69	10.99	9.51	8.91	—	12.01
Process	US$/t milled	8.84	8.91	8.37	8.44	8.54	8.83	9.37	9.57	11.10	10.65	10.45	—	9.01
G&A and Other	US$/t milled	3.12	3.14	3.09	3.08	3.08	3.12	3.38	3.53	5.89	4.96	4.61	—	3.40
Total Unit Cost	US$/ t milled	24.17	25.54	23.01	23.81	24.42	24.23	24.28	25.79	27.98	25.12	23.98	—	24.42

OPERATING MARGIN	US$ ‘000	50,272	25,137	54,629	35,259	54,121	41,226	43,315	57,391	21,555	52,628	47,169	—	482,702

CAPITAL COSTS
Exploration Development	US$ ‘000	2,924	812	852	—	—	—	—	—	—	—	—	—	4,587
Expansion	US$ ‘000	17,386	3,638	3,487	—	—	—	—	—	—	—	—	—	24,511
Sustaining	US$ ‘000	27,178	22,727	22,601	13,172	10,264	11,224	10,752	15,570	8,160	4,675	2,834	9,317	158,476
Total Cost	US$ ‘000	47,489	27,177	26,940	13,172	10,264	11,224	10,752	15,570	8,160	4,675	2,834	9,317	187,574

PRE-TAX CASH FLOW
Annual	US$ ‘000	2,783	(2,039)	27,690	22,087	43,857	30,002	32,563	41,821	13,395	47,953	44,335	(9,317)	295,128
Cumulative	US$ ‘000	2,783	744	28,434	50,520	94,377	124,379	156,942	198,763	212,158	260,111	304,446	295,128

PRE-TAX NET PRESENT VALUE (NPV) 2.5%	US$ million	247.9
5.0%	US$ million	209.9
10.0%	US$ million	153.9

PRE-TAX CASH COST
Total Cash Cost	US$/oz	364	487	390	464	384	402	339	281	338	205	229	—	360
Capital	US$/oz													142
Total Production Cost	US$/oz													502

19-34

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals US$295 million over the mine life, and operating cash flows average $44 million per year.

The average annual gold production during operation is 127,000 ounces per year. The Total Cash Cost is $360 per ounce of gold.  The mine life capital unit cost is $142 per ounce, for a Total Production Cost of $502 per ounce of gold.

Pre-tax Net Present Value (NPV) of the Project at various discount rates is as follows:

•	Pre-tax NPV @ 2.5%	$248 million

•	Pre-tax NPV @ 5.0%	$210 million

•	Pre-tax NPV @ 10.0%	$154 million

As Jacobina is currently a producing operation, Scott Wilson RPA recommends the use of a 5.0% discount rate for Base Case evaluation.

Positive results from the cash flow analysis support and confirm the material classified as Mineral Reserves.

SENSITIVITY ANALYSIS

Project risks have been evaluated for economic and non-economic factors.  Key economic risks were examined by performing cash flow sensitivities to:

•                  Head grade

•                  Metallurgical recovery

•                  Gold price

•                  Operating costs

•                  Capital costs

The results are shown in Figure 19-10 and Table 19-13.  Metallurgical recoveries were varied over an absolute range of ±3.0%, and the remaining sensitivity factors

19-35

were varied over a range of ±20%.  The Project is most sensitive to grade and gold price, followed by operating costs, capital costs and metallurgical recovery.

FIGURE 19-10   SENSITIVITY ANALYSIS

TABLE 19-13  SENSITIVITY ANALYSIS

Yamana Gold Inc. - Jacobina Mine Complex

Factors	Units	0.8	0.9	Base	1.1	1.2
Grade	g/t Au	1.78	2.00	2.23	2.45	2.67
Price	US$/oz	580	653	725	798	870
Recovery	%	91.8%	93.3%	94.8%	96.3%	97.8%
Operating Cost	$/t milled	19.54	21.98	24.42	26.87	29.31
Capital Cost	$million	150	169	188	206	225

Pre-tax NPV @ 5.0%
Grade	$million	62	136	210	284	358
Price	$million	62	136	210	284	358
Recovery	$million	186	198	210	222	233
Operating Cost	$million	285	248	210	172	135
Capital Cost	$million	241	225	210	195	179

19-36

20 INTERPRETATION AND CONCLUSIONS

EXPLORATION POTENTIAL

Based on the projected continuity of existing reefs, Yamana reports that there is good geological potential for an additional gold mineralization in the area.  Yamana plans to carry out exploration at João Belo and in the north-central part of the Bahia Gold Belt.

GEOLOGY AND MINERAL RESOURCES

The Jacobina Mine Complex is located approximately 340 km to the north-northwest of Salvador, the state capital of Bahia, in northeastern Brazil.  The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 microns to 50 microns in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.

Using a 0.5 g/t Au cut-off grade, the 2008 Mineral Resources estimated by JMC and Yamana include 35.5 million tonnes of Measured and Indicated Mineral Resources at an average grade of approximately 2.66 g/t Au.  The resources are also estimated to contain some 25.2 million tonnes of Inferred Mineral Resources at an average grade of approximately 2.2 g/t Au.  These Measured and Indicated Resources include the resources used to estimate the Mineral Reserves.  The Inferred Resources are in addition to the reported Mineral Reserves.  Except for not using a minimum width and carrying potentially some unmineable remnant blocks in the total, these resource estimates, in Scott Wilson RPA’s opinion, are prepared in accordance with CIM definitions and are NI 43-101 compliant.

20-1

As part of our due diligence on the Mineral Resources, Scott Wilson RPA carried out an independent check on three reef deposits using a 0.5 g/t Au cut-off grade and verified wireframes.  It is Scott Wilson RPA’s opinion that the Yamana estimates and Scott Wilson RPA check estimates show acceptable agreement.

MINERAL RESERVES AND LIFE OF MINE PLAN

The 2008 Jacobina Mineral Reserves reported by Yamana total 19.5 million tonnes of Proven and Probable Mineral Reserves at an average grade of 2.23 g/t Au.

Scott Wilson RPA notes that the reserves are in accordance with the CIM definitions and are considered NI 43-101 compliant.  The Mineral Reserves have been estimated using a cut-off grade of 0.8 g/t Au.

The reported Mineral Reserve estimate is reasonable for the remaining LOM Plan.

From 2009 to 2019, Yamana plans on mining approximately 1.8 million tonnes per year at grades ranging from 1.74 g/t Au to 3.99 g/t Au.  In 2017, production drops to approximately 0.80 million tonnes per year due to a lack of working areas.  Current delays in the development of expanded mine infrastructure will delay the timing of peak production and will extend the mine life.

In Scott Wilson RPA’s opinion, the Mine Call Factor (97%) is within an acceptable range, and supports the assumptions used for Mineral Reserve evaluation and mine planning purposes.

MINERAL PROCESSING

Based on the upgraded and expanded plant, overall metallurgical recoveries are forecast to increase to 94.8% for gold.  These forecast recoveries are higher than historical results in recent years.

20-2

Forecast gold production gradually increases from approximately 147,000 ounces in 2009 to approximately 172,000 ounces in 2011.  Scott Wilson RPA believes that the increases in gold production will occur later than scheduled due to delays in planned mine development.

CAPITAL AND OPERATING COSTS

Yamana provided Scott Wilson RPA with sustaining capital cost for the LOM, and operating cost estimates for 2009 to 2011.

Major capital items include sustaining development, equipment replacement, plant expansion, tailings dam construction, and closure.  Scott Wilson RPA reviewed the total capital cost estimate, which amounts to a total of $187.6 million, and finds it to be appropriate.

Budget operating costs were reviewed, and used as the basis for projecting costs for the LOM.  Based on the comparison of budget estimates with actual costs from 2008, the operating cost estimates were found to be appropriate.  The average operating cost over the LOM, including mining, processing and G&A, is estimated to be $24.42 per tonne milled.

ECONOMIC ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals US$295 million over the mine life, and operating cash flows average $44 million per year.  The Base Case pre-tax Net Present Value (NPV) of the Project is $ 210 million.

Positive results from the cash flow analysis support and confirm the material classified as Mineral Reserves.

20-3

21 RECOMMENDATIONS

Scott Wilson RPA concurs with capital expenditures of $187.6 million estimated by Yamana for the period 2008-2020.  This estimate consists of

•                  Mine and plant expansion capital costs.

•                  Capitalized mine development.

•                  Sustaining and reclamation capital.

•                  Infill drilling to upgrade Inferred Mineral Resources into Indicated and Measured categories and for eventual conversion to Mineral Reserves.

•                  Surface and underground exploration capital.

Based on continuing success in extending known resources, Yamana has continued exploration at the mining operations and in the region (Figure 21-1).  The proposed exploration program for 2009 includes 17,200 m of diamond drilling ($2.9 million), an airborne survey over 50,000 ha ($1.2 million), and geological mapping ($1.1 million) for a total proposed cost of $5.2 million (Table 21-1).  Diamond drilling will include an infill program at João Belo and testing of the lower contact of the Serra do Córrego Formation with the basement as well as several targets in the north-central part of the Bahia Gold Belt.  An airborne VTEM survey on 500 m spaced lines in the north-central part of the belt is designed to identify sulphide-rich zones in mafic and ultramafic dykes that could host gold deposits.  Other budgeted work includes geological mapping and compilation of JMC’s extensive geological, geophysical, and geochemical database.  Scott Wilson RPA concurs with this exploration work.

21-1

FIGURE 21-1   REGIONAL EXPLORATION TARGETS

290000
300000
310000
320000
330000
340000
350000
360000
370000
380000
390000
400000
8835000
8825000
8815000
8805000
8795000
8785000
8775000
N
AREA OF VTEM SURVEY
Fumaça
Pindobaçu
Sambara
Rapa/Bore
Edinho
Lajedo
Torre/Biquinha/Cercadinho
Chiquinha
0
5
10
15
20
Kilometres

Figure 21-1

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Regional Exploration Targets

March 2009

Source: Yamana Gold Inc., 2008.

SCOTT WILSON RPA

www.scottwilson.com

21-2

TABLE 21-1   2009 EXPLORATION PROGRAM

Yamana Gold Inc. — Jacobina Mine Complex

Activity	Target Area	Drilling (m)
Drilling – Near Mine	Infill (João Belo)	8,000
	Lower Contact (João Belo, Maricota, Serra Branca/Pingadeira)	3,100
	Sub-Total	11,100

Drilling – Regional	Ceradinho	1,000
	Chiquinha	800
	Edinho	1,000
	Fumaça	450
	Lajedo	450
	Pindobaçu	1,000
	Rapa/Bore	475
	Sambura	450
	Torre/Biquinha	475
	Sub-Total	6,100

Airborne Geophysics	Area Norte including regional drill targets

Geological – Mapping and Compilation	Area Norte including regional drill targets

Other Scott Wilson RPA recommendations include:

•                  Prepare and certify a series of standards using material collected at Jacobina so that the chemistry of the standards and samples undergoing analysis are the same.

•                  Add standard and blank samples to the underground channel samples prior to analysis.

•                          Complete more detailed investigations on the bulk densities of the various reefs and rock types.

•                  Smooth the classification scheme into consistent classification volumes.

21-3

•                  Validate future estimates using the total tonnes, grade, and gold content from an alternate interpolation method (Nearest Neighbour) as well as the current validation methodologies.

•                  Remove isolated and potentially unmineable material rejected by the mine planning process from the Mineral Resources.

•                  Drive a second drift on the footwall side of the ore, where the widths permit, to improve drilling precision and to permit drilling parallel to the contact to improve recovery and reduce dilution as well as underbreak.

•                  Complete backfilling whereever practical, which would serve to help ground support efforts and reduce hauling cost.  This practice would also potentially permit higher pillar recovery.

•                  Scott Wilson RPA is of the opinion that the recovery factor for the rib pillars, presently equivalent to the stope recovery, is optimistic.  Scott Wilson RPA would recommend reducing the rib pillar recovery to approximately 50% to 60% until a higher recovery number can be proved in practice.

•                  Prepare a detailed mining plan for pillar recovery to ensure this can be carried out in a safe manner.  The use of various materials for backfill should also be evaluated in this planning.  Scott Wilson RPA is of the opinion that problems with pillar recovery could negatively affect the total metal recovered and favourable economics presented in this report.

•                  Keep the contractor and mine employee safety statistics separate to help to identify problem areas.

21-4

•                  As Jacobina is currently a producing operation, use a 5.0% discount rate for Base Case economic evaluation.

•                  Scott Wilson RPA feels that development advance rates in some years may be slightly aggressive, and may lead to shortfalls in production targets.  For future scheduling of sustaining development, Scott Wilson RPA suggests the use of 15 m/d as a maximum rate of advance, or 5,250 metres per year.

21-5

22 REFERENCES

Almeida, F.F.M., 1977, O Cráton São Francisco: SBG. Rev. Bras. Geoc., São Paulo, v. 7, pp. 349-364.

Couto, P.A., et al, 1978, Projeto Serra de Jacobina: geologia e prospecção geoquímica, relatório final, Salvador, CPRM, Convenio DNPM-CPRM., 415 pp.

Godoy, Dr. M., and Gonzalez, J. P., 2008, Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil, a Technical Report by Golder Associates S. A. for Yamana Gold Inc., March 2008, 118 pp.

Griffon, J.C., Apresentação do mapa Geológico (1:100,000) da parte Central da Serra de Jacobina (Bahia), in XXI Congresso Brasiliero de Geologia, Programa, Resumo das Comunicações, Roteiro das Excursões, SGB, Curitiba, pp. 33-34.

Ledru, G.W., Cox, D.P., Carvalho, J.P.P., 1964, Geologia da parte sul da Serra de Jacobina, Bahia, Brasil, Rio de Janeiro, DNPM/DGM, Boletim No. 209, 87 pp.

Mascarenhas, J.F., Ledru P., de Souza, S.L. et al, 1998, Geologia e recursos minerais do Groupo Jacobina e da parte sul do Greenstone belt de Mundo Novo, Salvador, CBPM, Série Arquivos Abertos, v. 13, 58 pp.

Mello, R., and Petter, R., 2007, Mineral Resource and Mineral Reserve Estimate Update for Canavieiras, Serra do Córrego, Morro do Vento and João Belo, Jacobina Mine, as at December 31, 2006, a Technical Report by NCL Brasil for Yamana Gold Inc., February 2007, 132 pp.

Milesi, J.P., Ledru, P., Marcoux, E., et al, 2002, The Jacobina Paleoproterozoic Gold-bearing Conglomerates, Bahia, Brazil; a “Hydrothermal Shear-reservoir Model”, Ore Geology Reviews 19 (2002), pp. 95-136.

Minter, W.E.L., 1975, Sedimentological Aspects of the Serra do Córrego Formation with particular reference to the Main Reef unit at Cus-Cuz and Morro do Vento near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 11 pp.

Molinari, L., Gama, H.B., and Schettini, P., 1986, Estratigrafia do Groupo Jacobina, unpublished report by Mineração Morro Velho.

Moreno, R., 2007, Pindobaçu Project, Resource Estimate Report, Pindobaçu District, Brazil, A Mineral Resource Report by Moreno & Associates for Jacobina Mineração e Comércio S. A., January 2007, 99 pp.

22-1

Oram, W.G., 1975, A Preliminary Sedimentological Study of the Serra do Córrego Formation at Jacobina, Brazil, unpublished report by Anglo American, 22 pp.

Pearson, W., Moura de Macedo, P., Rubio, A., et al, 2005, Geology and Gold Mineralization of the Jacobina Mine and Bahia Gold Belt, Bahia, Brazil and a Comparison to Tarkwa and Witwatersrand, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., editors, Geological Society of Nevada Symposium 2005, pp. 757-785.

Pressacco, R. and Hennessey, B.T., 2007, An Updated Mineral Resource Estimate and Results of 2006 Exploration Program for the João Belo Mine, Jacobina Mine Project, Bahia State, Brazil, A Technical Report by Micon International Limited for Yamana Gold Inc., February 2007, 202 pp.

Smee, B.W., 2008, A Review of the Commercial and Mine Laboratories Used by Yamana Gold Inc., A report prepared for Yamana Gold Inc. by Smee and Associates Consulting Ltd., June 2008, 106 pp.

Strydom, P.M., and Minter, W.E.L., 1976, A Stratigraphic and Sedimentological Report of the Main Reef in the Itapicurú Prospect near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 20 pp.

Teixeira, J., de Souza, J., da Silva, M., et al, 2001, Gold Mineralization in the Serra de Jacobina Region, Bahia, Brazil: Tectonic Framework and Metallogenesis, Mineralium Deposita (2001) 36, pp. 322-344.

Teixeira, J., Souza J.A.B., da Silva, M., et al, 1999, Metalogênese dos depósitos auíferos na Região Central da Serra de Jacobina, Bahia, Relatório Técnico preparado para a William Resources Inc., Salvador, 39 pp.

22-2

23 SIGNATURE PAGE

This report titled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” and dated March 30, 2009, was prepared and signed by the following authors:

(Signed and Sealed)

Dated at Toronto, Ontario	Normand L. Lecuyer, P. Eng.
March 30, 2009,	Principal Mining Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Chester M. Moore, P. Eng.
March 30, 2009,	Principal Geologist

23-1

24 CERTIFICATE OF QUALIFICATIONS

CHESTER M. MOORE

I, Chester M. Moore as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” prepared for Yamana Gold Inc. and dated March 30, 2009, do hereby certify that:

1.               I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.               I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.               I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016).  I have worked as a geologist for over 35 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a former major Canadian base metal producer

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.               I visited the Jacobina Mine Complex in Bahia, Brazil from December 2 to 5, 2008.

6.               I am responsible for all sections of the Technical Report, except section 19 and parts of Sections 17, 20, and 21.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.               I have had no prior involvement with the property that is the subject of the Technical Report.

9.               I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

24-1

Dated this 30th day of March, 2009

(Signed & Sealed)

Chester M. Moore, P. Eng.

24-2

NORMAND L. LECUYER

I, Normand L. Lecuyer, P.Eng., as an author of this report entitled “Technical Report on The Jacobina Mine Complex, Bahia State, Brazil” prepared for Yamana Gold Inc. and dated March 30, 2009 do hereby certify that:

1.              I am Principal Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of Queen’s University, Kingston, Canada, in 1976 with a B.Sc. (Hons.) degree in Mining Engineering.

3.              I am registered as a Professional Engineer in the provinces of Ontario (Reg. #26055251) and Québec (Reg. #34914).  I have worked as a mining engineer for a total of 30 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•                  Vice-President Operations for a number of mining companies.

•                  Mine Manager at an underground gold mine in Northern Ontario, Canada.

•                  Manager of Mining/Technical Services at a number of base-metal mines in Canada and North Africa.

•                  Vice-President Engineering at two gold operations in the Abitibi area of Quebec, Canada.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.              I visited the Jacobina Mine Complex in Bahia, Brazil from December 2 to 5, 2008.

6.              I am responsible for overall preparation of Section 19 and parts of sections 17, 20, and 21 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.        To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

24-3

Dated this 30th day of March, 2009

(Signed & Sealed)

Normand L. Lecuyer, P.Eng.

24-4

25 APPENDIX 1

TABLE 25-1    MINING CONCESSIONS

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Licence	Process Number	Area (ha)	Date
416	4951	889.14	1935
539	815706	863.08	1972
206	815708	532.85	1972
1128	815710	1,000.0	1972
1461	815712	1,000.0	1972
157	815714	903.75	1972
608	815715	807.50	1972
Total		5,996.32

25-1

TABLE 25-2    EXPLORATION CONCESSIONS

Yamana Gold Inc. – Jacobina Mine Complex, Brazil

Licence	Process Number	Area (ha)	Cost ($/ha)	Renewal Date
1236	800602	1,000.00	2.87	In Progress
2893	870020	706.31	2.87	In Progress
7167	870080	456.68	2.87	14/08/2010
3257	870086	41.30	2.87	02/07/2010
3702	870089	501.70	2.87	19/04/2010
3703	870090	70.02	2.87	19/04/2010
3705	870092	98.60	2.87	19/04/2010
3707	870094	367.26	2.87	19/04/2010
3709	870096	34.70	2.87	19/04/2010
3710	870097	234.35	2.87	19/04/2010
3260	870100	894.00	2.87	02/07/2010
3261	870101	980.00	2.87	02/07/2010
10456	870129	1,000.00	2.87	31/07/2011
13335	870179	381.76	1.55	In Progress
4993	870180	1076.81	2.87	08/09/2009
4994	870181	598.40	2.87	08/09/2009
4008	870182	1,134.49	2.87	19/04/2010
4207	870183	593.70	2.87	19/04/2010
9002	870184	1,405.97	2.87	22/11/2009
4009	870186	437.12	2.87	19/04/2010
4010	870187	211.05	2.87	19/04/2010
4996	870188	1,695.54	2.87	08/09/2009
6367	870190	1,025.83	2.87	08/09/2009
4999	870191	2,000.00	2.87	08/09/2009
6506	870192	2,000.00	2.87	22/11/2009
6507	870193	1,825.45	2.87	22/11/2009
6508	870194	1,911.29	2.87	22/11/2009
6509	870195	1,988.81	2.87	23/11/2009
5000	870196	1,680.25	2.87	08/09/2009
4011	870197	817.99	2.87	19/04/2010
8850	870198	1,776.72	2.87	10/10/2010
5001	870199	1,014.24	2.87	08/09/2009
5002	870201	1,863.82	2.87	08/09/2009
5003	870202	1,449.83	2.87	08/09/2009
5004	870203	1,336.60	2.87	08/09/2009
5005	870204	1,393.82	2.87	08/09/2009
5006	870205	1,874.92	2.87	08/09/2009
5007	870207	1,261.23	2.87	08/09/2009
5008	870208	1,706.20	2.87	08/09/2009
4673	870293	44.46	2.87	19/04/2010
18	870297	881.50	2.87	In Progress
10452	870298	173.81	2.87	31/07/2011

25-2

10453	870300	49.84	2.87	31/07/2011
3256	870309	389.24	2.87	02/07/2010
6561	870354	41.68	1.90	In progress
11156	870374	911.02	1.30	12/11/2008
5506	870504	41.67	1.30	08/09/2009
5507	870505	143.76	1.30	08/09/2009
3258	870555	232.91	1.30	02/07/2010
7723	870591	1,000.00	1.30	14/08/2010
10455	870595	25.36	1.30	31/07/2011
7524	870640	219.23	0.86	In Progress
7994	870701	1,000.00	1.30	06/02/2010
3268	870730	1,695.03	1.30	02/07/2010
10162	870825	581.59	1.30	29/03/2008
7658	870847	821.40	1.30	03/09/2010
7584	870856	968.38	1.30	In Progress
9009	870857	259.19	1.30	10/10/2010
9010	870858	93.64	1.30	10/10/2010
9028	870893	34.70	1.30	10/10/2010
9029	870894	1,552.72	1.30	10/10/2010
3641	870895	43.25	1.30	03/04/2011
11154	871054	999.86	1.30	12/11/2011
9089	871056	1,081.63	1.30	10/10/2010
6708	871057	193.00	1.30	24/07/2011
9091	871059	1131.29	1.30	10/10/2010
6709	871060	180.68	1.30	24/07/2011
9092	871061	1,119.15	1.30	10/10/2010
9093	871062	1,982.43	1.30	10/10/2010
9094	871063	1,976.42	1.30	10/10/2010
2660	871064	325.07	1.30	03/04/2011
9096	871066	1,828.54	1.30	10/10/2010
9098	871068	1,164.46	1.30	10/10/2010
5436	871116	441.50	1.30	26/12/2008
5437	871117	750.00	1.30	26/12/2008
5438	871118	636.84	1.30	26/12/2008
5439	871119	684.00	1.30	26/12/2008
10553	871299	99.93	1.30	12/11/2001
325	871327	26.38	1.30	04/04/2010
326	871328	517.00	1.30	04/04/2010
10829	871488	331.15	—	Under analysis
4281	871512	119.67	1.30	05/06/2011
368	871513	769.65	0.70	Under analysis
331	871519	474.98	1.30	04/04/2010
332	871520	500.00	1.30	04/04/2010
336	871584	1,099.20	1.30	04/04/2010
950	871614	71.07	1.30	19/04/2010
951	871615	49.98	1.30	19/04/2010

25-3

7698	871617	892.61	1.30	14/08/2010
3253	871620	553.39	0.86	15/02/2011
3610	871645	1,990.59	1.30	05/05/2009
3611	871646	1,895.30	1.30	05/05/2009
6504	871647	1,350.50	1.30	22/11/2009
3612	871648	1,104.57	1.30	05/05/2009
4295	871660	313.73	1.30	22/11/2009
4296	871661	36.43	1.30	05/05/2009
4297	871662	94.11	1.30	05/05/2009
6688	871706	837.00	1.30	24/07/2011
337	871736	450.58	1.30	23/03/2010
338	871737	583.59	1.30	04/04/2010
2837	871909	1,207.80	1.30	03/04/2011
3699	871910	878.14	1.30	03/04/2011
2027	871956	335.60	1.30	23/03/2010
3272	871957	962.69	1.30	02/07/2010
2028	871958	56.89	1.30	23/03/2010
2029	871959	1,687.56	1.30	23/03/2010
2030	871960	1,205.72	1.30	23/03/2010
2031	871961	41.77	1.30	23/03/2010
2032	871964	143.67	1.30	23/03/2010
2033	871965	250.99	1.30	23/03/2010
2034	871967	596.28	1.30	04/04/2010
2035	871968	61.25	1.30	23/03/2010
4953	872012	1,704.25	0.86	06/04/2010
232	872072	4.92	1.30	21/12/2010
2734	872072	11.50	0.70	03/04/2011
2736	872074	55.79	1.30	03/04/2011
10,000	872426	1,988.54	0.86	21/12/2010
9986	872427	211.39	0.86	26/07/2011
9988	872428	1,207.92	0.86	26/07/2011
10,008	872429	1,564.48	0.86	26/07/2011
10,594	872431	1,365.24	0.86	26/07/2011
10,576	872432	266.68	0.86	26/07/2011
10,625	872433	1,948.03	0.86	26/07/2011
3675	872468	1,760.56	1.30	04/04/2010
3676	872469	1,642.27	1.30	23/03/2010
2039	872470	454.80	1.30	23/03/2010
2040	872471	1,721.03	1.30	23/03/2010
2041	872472	1,618.06	1.30	23/03/2010
2042	872473	1,614.03	1.30	23/03/2010
2043	872474	1,426.51	1.30	23/03/2010
2044	872475	688.31	1.30	04/04/2010
2045	872476	1,401.17	1.30	23/03/2010
2046	872477	1,420.56	1.30	23/03/2010
3677	872478	1,724.28	1.30	23/03/2010

25-4

2047	872480	1,641.00	1.30	23/03/2010
8425	872720	712.54	0.86	02/06/2011
—	872730	833.17	0.86	01/08/2011
8433	872730	830.73	0.86	02/07/2010
8434	872732	779.86	0.86	02/06/2011
8436	872734	1,000.00	0.86	02/06/2011
—	872749	874.77	0.86	In progress
8454	872769	1,249.52	0.86	02/06/2011
8457	872772	1,420.17	0.86	02/06/2011
14435	872833	205.37	0.70	31/07/2011
760	873332	700.51	0.86	02/12/2009
3802	873618	73.23	0.86	14/03/2011
13891	873798	950.71	0.86	14/10/2010
13903	873858	123.18	0.86	14/10/2010
1377	873860	462.50	0.86	11/01/2011
1378	873862	880.96	0.86	11/01/2011
1380	873864	874.66	0.86	11/01/2011
3137	874853	659.80	1.30	05/05/2009
Total		128,208.77

25-5

FIGURE 25-1   VARIOGRAMS BY DEPOSIT

Basal

Canavieiras

25-6

João Belo

Morro do Vento

25-7

Serra do Córrego

25-8

FIGURE 25-2   ASSAY CONTROL CHARTS

25-9

25-10